makita



Reliable power Tools

Annual Report 2003

Fiscal Year Ended March 31, 2003

Makita Corporation

A World Leader in Electric Power Tools

Over the past 88 years, Makita Corporation has grown to become Japan's top manufacturer of portable electric power tools as well as a leader in global markets. Headquartered in Anjo, near Nagoya, Makita designs and markets an extensive lineup of power tools. Makita's principal products include circular saws, jig saws, planers, drills, hammers, grinders, and sanders. To meet an even wider range of customer needs, Makita also markets stationary woodworking machines and pneumatic tools as well as garden tools. The unsurpassed quality and reliability of these power tools and other products have earned Makita products the trust of customers in markets around the world.

Backed by a strong domestic network that includes production plants in Okazaki and Ichinomiya and more than 100 sales offices, Makita carries out its global activities through 37 overseas subsidiaries. As it strives to become a truly global supplier of a comprehensive array of power tools and other related products, and in line with its policy of manufacturing products close to its customers, Makita manufactures power tools and other products at facilities in Brazil, Canada, China, Germany, the United Kingdom, and the United States.

CONTENTS

Financial Highlights

Makita Corporation and Consolidated Subsidiaries Years ended March 31, 2001, 2002 and 2003	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	**2003**	**2003**
Net sales	¥156,314	¥166,169	**¥175,603**	**$1,488,161**
Operating income	7,093	5,873	**12,468**	**105,661**
Income before income taxes	6,644	3,403	**9,292**	**78,746**
Net income	2,133	133	**6,723**	**56,975**
Working capital	142,700	144,929	**141,759**	**1,201,347**
Shareholders' equity	192,547	189,939	**182,400**	**1,545,763**
Total assets	293,995	285,138	**278,600**	**2,361,017**
			Yen	U.S. Dollars
Earnings per share—basic	¥13.6	¥ 0.9	**¥45.3**	**$0.38**
—diluted	13.6	0.9	**44.2**	**0.37**
Cash dividends per share applicable to the year	18.0	18.0	**18.0**	**0.15**

Notes: (1) The U.S. dollar amounts above and elsewhere in this report represent translations, for the convenience of the reader, at the rate of ¥118 to US$1.
(2) Refer to Note 12 of the Notes to Consolidated Financial Statements for the computation of per share data.

Net Sales
(¥ billions)



180.8
170.2
156.3
166.2
175.6
1999
2000
2001
2002
2003

Net Income
(¥ billions)



3.2
4.2
2.1
0.1
6.7
1999
2000
2001
2002
2003

Earnings per Share —Diluted
(¥)



20.1
25.9
13.6
0.9
44.2
1999
2000
2001
2002
2003

Shareholders' Equity
(¥ billions)



204.7
197.8
192.5
189.9
182.4
1999
2000
2001
2002
2003

Return on Total Assets (ROA) and Return on Shareholders' Equity (ROE)
(%)



3.6
2.4
2.1
1.6
1.4
1.1
1.0
0.7
0.1
0.1
1999
2000
2001
2002
2003
ROA
ROE

An Interview with the President



Toshihiko Goto,
President and Representative Director

Overview of Performance in Fiscal 2003

—Consolidated net sales rose 5.7%, to ¥175.6 billion (US$1,488.2 million).

—Income before income taxes reached ¥9.3 billion (US$78.7 million), 2.7 times the level in the previous year, and net income advanced ¥6.6 billion, to ¥6.7 billion (US$57.0 million).

Q: *Could you describe Makita's business performance in fiscal 2003, ended March 31, 2003?*

: Makita was able to increase its consolidated net sales 5.7%, to ¥175.6 billion, mainly because of an 8.0% rise in overseas sales, to ¥136.8 billion. Our sales were up in all regions other than Japan and North America, and a trend of yen depreciation further increased the yen value of overseas sales. As a result, overseas sales grew to account for 77.9% of our consolidated net sales. We also achieved a huge improvement in consolidated profitability that reflected the renewed profitability of our operations in the United States, which has been realizing capabilities for low-cost operations, as well as the shift of manufacturing activities to China, which has enabled considerable reductions in the cost of manufacturing various products.

Q: What kind of changes did you see during the fiscal year in Makita's principal markets around the world?

: Total demand in such mature power tool markets as those in Japan, the United States, and Western Europe has been flat or declining, and we expect this trend to continue. We are making particular efforts to maintain strong positions in the Japanese and European markets, increasing our market share when possible but not at the cost of undermining our profitability. On the other hand, we are giving increased emphasis to more comprehensively and effectively covering the many promising markets of Asia, the Middle East, and Eastern Europe.

North America▶ In North America, we have taken various steps to streamline our operations and reduce costs, such as decreasing inventory levels. We have already brought our North American operations back into the black, but we are sustaining our cost-cutting measures—for example, by reducing the number of branches by four during the current fiscal year. We are intent on creating a rock-solid basis for low-cost operations in the United States that can generate an appropriately high and stable level of profitability. By modernizing our shipping and warehousing systems and making more use of outsourcing through dependable partners, we are confident that we can offer the same high level of customer service and support for considerably less money. We are doing our best to further reinvigorate our leading brand image by emphasizing sales through professional shops and other industrial distributor routes. In the course of consolidating our warehouse network, we have also been able to progressively lower our inventory levels while concurrently restructuring local manufacturing operations.

Asian Markets▶ To meet the special needs of professional users in China and other Asian markets that are particularly price sensitive, Makita has developed a growing number of MAKTEC brand products. These products are manufactured exclusively in China and incorporate components that are considerably less expensive than those used in other product lines, but offer component durability and operational efficiency comparable with that of other Makita products. In fiscal 2003, we manufactured and sold 400,000 MAKTEC products, and we are continuing to develop additional products for this promising new line. The success of the MAKTEC line and China's membership in the World Trade Organization (WTO) have led to a considerable decline in problems associated with counterfeit Makita products.

Japan▶ Japan continues to be Makita's primary base for developing new products, product technologies, and manufacturing technologies. Based on information received from Makita units overseas, our domestic R&D system develops products tailored to the special needs of individual markets throughout the world. The system is also responsible for creating technology-intensive products that enable us to avoid competing on the basis of price alone. Because we have steadily expanded the geographic scope of our marketing operations, the number of products developed for special market needs is growing, and we are, therefore, expanding and strengthening our R&D system. Similarly, our plants in Japan develop and promote the use of improved manufacturing methods for all Makita Group plants worldwide. However, because we are not part of a *keiretsu* (corporate group) and do not have capital affiliations with component suppliers, we are well positioned to quickly shift to relatively low-cost suppliers in China and elsewhere that can meet our stringent quality control requirements.

New Markets▶ We see considerable potential for expanding our operations in Russia and Eastern European and Middle Eastern countries. There are still almost no do-it-yourself (DIY) markets in those countries, but economic development has led to noteworthy growth in the countries' professional markets. Makita has long been adept at quickly establishing effective marketing networks in new regions, and we have recently been increasing our utilization of this capability in various places around the world. We have invested in the creation of superior service systems in promising new markets, and these have played a key role in augmenting our market shares. Moreover, we have launched various new products that are particularly well-suited for renovation work in the predominant types of structures found in Russia and Eastern European countries. Demand related to such renovation is increasing significantly.

Q: How does Makita plan to create a profit base that is relatively unaffected by fluctuations in economic conditions and the intensification of price competition?

: The first part of our strategy for stabilizing our profitability emphasizes the maintenance of a premium brand image. We are known worldwide to have top-class capabilities regarding the performance and quality of our professional-use power tools as well as related services, and we must sustain this perception. We expect our strategy to generate considerable benefits as the bulk of demand in such promising growth markets as those of Eastern Europe and the Middle East is for professional-use tools, and users in Asian markets are quite brand conscious.

Another part of our strategy is to create product-marketing systems that are optimally adapted to the special characteristics of each individual market. As I mentioned when discussing R&D operations in Japan, we are intent on finding out exactly what the special needs of users are in each market and providing them with products tailored to their needs. We are also strongly emphasizing the upgrading of systems for after-sales services, which are particularly important in the eyes of professional users. We are confident that these measures will enable us to consolidate professional users' trust in the Makita brand.

As a means of dispersing risks, we have created a global manufacturing system with plants in Japan, North America, the United Kingdom, China, and other locations. This geographic diversification gives us many options for effectively responding to sudden localized challenges that might otherwise have a strong impact on our performance. Similarly, we are dispersing risk while bolstering our competitiveness by proactively establishing relationships with a growing number of suppliers able to meet our strict quality standards.

Q: As Makita is a company with truly global operations, does it have special approaches to corporate governance and risk management?

: Makita attaches great importance to management transparency and systems for effectively supervising and controlling management decisions. As a result, we have strong supervisory systems including a four-member Board of Auditors that includes two outside members.

Fundamental management policies and other important issues are deliberated and determined at regular monthly meetings of the Board of Directors. Board members strive to obtain and share information on such topics as changes in the operating environment and progress in attaining performance targets, so that they can ensure that management decisions are sound in light of such information. The Company's Statutory Auditor attends meetings of the Board of Directors and reviews information together with Board members as part of the Company's corporate governance system. On April 1, 2003, we established an



internal audit office that is independent of other departments and enables us to expeditiously implement internal audits at any time.

Q: What is Makita's corporate vision for the future?

: Makita's corporate vision centers on measures for ensuring that the Company can sustain dynamic development over the long term while generating benefits for its shareholders, customers, and employees as well as the communities of regions where it has a presence. We are concentrating on steadily building on our strengths. We have a powerful brand associated with excellent product quality, extensive marketing and service networks, and a broad array of professional-use power tools that meet diverse needs of customers throughout the world. Our fundamental strategy is to continue concentrating our management resources in our core business field and strive to maximize our sales and profitability in this field. We will proceed steadily with the strengthening of our networks and Group companies in various regions of the world, redouble our efforts to satisfy all types of professional power-tool users, and thereby earn the top share of each regional market.

Regarding fiscal 2004, it is increasingly difficult to project economic trends in Japan and other principal markets, so we are preparing ourselves to deal with operating environments that continue to be extremely challenging. However, as reflected in its improved performance in fiscal 2003, Makita is one of the world's top companies in its field, and we have significantly strengthened and broadened the foundation of the Makita Group's competitiveness in recent years. We are highly confident that we can sustain the growing momentum behind the Group's dynamic development.

July 2003



Masahiko Goto
President and Representative Director

The Americas

Expanding Our Share of the Professional-Users Market by Reinvigorating a High-Profile Brand Image


makita

Expectations of Market Stability

While consumer and managerial confidence was somewhat shaken following the terrorist incidents of September 11, 2001, the quick resolution of the war in Iraq has brought a trend of growing stability to the U.S. economy. The number of housing construction starts had appeared to be in danger of falling, but the lowering of interest rates is expected to support robust housing construction activity for some time. On the other hand, it remains difficult to project the overall direction of the economy.


makita

Diverse Measures for Regaining Profitability

From the end of fiscal 2001 to the end of fiscal 2003, the ratio of inventory levels to sales was steadily reduced, and further inventory reduction measures are being taken.

Although its sales in the Americas declined during fiscal 2003, Makita was able to regain its profitability in the region through the implementation of various strategies for reducing the cost of sales as well as operating expenses. The cost of sales was lowered by decreasing workforce levels and various operating expenses in manufacturing operations, cutting the cost of individual components and products, and arranging for certain manufacturing processes to be handled on a commissioned basis in Mexico. Operating expenses were cut by reforming the shipping system, reducing the number of warehouse and administrative staff, restraining advertising and promotional spending, shrinking inventories, and restructuring and consolidating the network of directly managed product repair bases. In particular, decisive moves were made to eliminate warehouses made unnecessary due to the consolidation and streamlining of distribution operations.

The number of our directly managed product repair facilities peaked at 52. Repair work outsourcing arrangements were made during fiscal 2003, and the number of directly managed repair facilities dropped to 46 at the

Sales in North America

(¥ Billions, %)


60.1
54.6
42.4
48.3
45.6
1999
2000
2001
2002
2003

■ Sales in North America as a percentage of net sales

end of the fiscal year and then to 26 in June 2003. The quality of service has been maintained by arrangements to have repairs and other services provided by authorized service centers.


2.6
Ah

Marketing Strategies

Over the past two years, Makita has shifted sharply away from marketing strategies that had a negative effect on its brand image. The Company has worked to regain its brand power by offering product lines that better meet professional power tool users' needs and by upgrading systems for product maintenance and repairs.

As a means of augmenting marketing capabilities and optimizing marketing systems, we have established a new training and educational center at the Georgia factory of Makita Corporation of America (MCA) and arranged for the marketing staff of Makita U.S.A. as well as a growing number of the sales staff of the Company's customers to upgrade and refresh their product-related knowledge by attending courses there. At the same time, we have worked to develop relationships with marketing outlets and increased the efficiency of product shipment systems.



Expanding Makita's Share of the Professional Power Tool User Market

Major home centers are marketing a large volume of Chinese-made power tools, and there has been an uptrend in the marketing of such tools as private-brand products. However, the use of Chinese-made power tools in the industrial and commercial market sectors is still very limited, and Makita anticipates that proceeding with the implementation of the strategies outlined above will support a sustained expansion of the Company's share of the professional power tool user market.



Europe

Proactively Expanding Marketing Operations into Additional Countries



makita

Expectations of Market Expansion

During fiscal 2003, Makita was able to increase its net sales in Europe by almost 20%, largely owing to the strength of the Company's sales in Eastern Europe. We realized additional progress in reducing inventory levels, and the depreciation of the dollar and the yen against the euro reduced the cost of sales and thereby made a major contribution to profitability. Middle Eastern power tool markets showed signs of recovery following the end of the war in Iraq, and Makita is preparing to significantly expand its sales by augmenting its presence in such "new" markets as the CIS and Africa.



Sales Growth Centered on the Industrial-User Market

The rising volume of Chinese-made power tool sales in Europe has lowered market prices, and low prices have helped expand the DIY market. In the new markets of Eastern Europe, the CIS, Africa, and the Middle East, large-scale projects to renovate existing structures are expected to continue boosting industrial-sector demand for power tools.





Sales in Europe
(¥ Billions, %)



51.4
46.2
43.2
48.5
57.6
27.1
27.7
29.2
32.8
1999
2000
2001
2002
2003

■ Sales in Europe as a percentage of net sales

Addressing the Special Needs of New Power Tool Markets

Because most buildings in Europe are made from stone and concrete, the local power tool markets are centered on such products as hammers and drills for working with these materials. The structure of demand in the new markets is similar, and Makita is striving to expand its sales in these markets while strengthening its market share amid intense competition in Western Europe by relentlessly launching new and improved products for working with stone and concrete. We will continue to establish new marketing bases and take various other measures to augment our marketing operations in Eastern Europe, the CIS, Africa, and the Middle East.











Asia & Oceania

A Key Region with a Huge Market and Crucial Capabilities for Supplying Parts and Products



Makita (Kunshan) Co., Ltd.

Coping with the Threat of SARS

From early 2003, the Asian region was severely impacted by the emergence of SARS. Fortunately, there was zero incidence of SARS among workers at the factories of Makita (China) Co., Ltd., and Makita (Kunshan) Co., Ltd. (MKC), and the effect of the epidemic on manufacturing and marketing operations in China was not great. However, the situation was a source of considerable concern for Makita Group staff in China, and the Company took numerous special measures to promote local employees' health and well-being.



Augmenting Manufacturing Capabilities in China

Makita is continuing to progressively shift its manufacturing operations to facilities in China. This shift is effectively helping reduce the Group's overall manufacturing costs and boost its competitiveness. In line with this shift, our second subsidiary in China, MKC, began manufacturing operations in June 2002. Over the past three years, the share of global Group manufacturing volume handled in China has grown from 17% to 33%, while the share handled in Japan decreased from 46% to 37%. China's share of global Group manufacturing volume is expected to continue increasing.

Sales in Southeast Asia

(¥ Billions, %)


9.0
11.1
12.0
12.4
13.8
1999
2000
2001
2002
2003

■ Sales in Southeast Asia as a percentage of net sales




maktec

Besides shifting the manufacture of various existing products to China, Makita has developed a growing number of MAKTEC brand products that are manufactured exclusively in China and are designed to meet the needs of Asian markets by offering the high quality that users expect from Makita at relatively low prices. Clearly differentiated from Makita brand products, MAKTEC products are currently marketed only in Asian countries. Sales of MAKTEC products have risen smoothly.


maktec

Downturn in Counterfeiting

While counterfeit products are commonly found in Asian markets, there has been a gradual winnowing out of manufacturers that produce inferior power tool products, and the damage Makita suffers from counterfeiting has dropped sharply. The Company is continuing to take various anti-counterfeiting measures, such as the organization of anti-counterfeiting conferences.

Number of Products Produced in China
(Thousands)


1,306
1,678
2,562
2,564
3,311
1999
2000
2001
2002
2003


makita


maktec

Japan

Leveraging Unique Capabilities for Developing High-Value-Added Products



Makita Corporation Head Office

The Primary R&D Base for Global Operations

All of the Makita power tool products marketed throughout the world are developed in Japan. Group units in various regional markets cooperate with the Company's R&D units in Japan to promote the development of products tailored to the special needs of individual markets.

Makita's fundamental R&D policy emphasizes

- the creation of user- and environment-friendly products through measures for reducing noise, vibration, and dust, and
- the creation of technology-intensive products that enable the Company to avoid competing with Chinese-made power tools on the basis of price alone.

In line with this policy, Makita has increased its employment of three-dimensional computer-aided design (3-D CAD) technologies for product analysis and development, reorganized its R&D units in line with revised ISO 9001 quality management system standards, and given high priority to ergonomic shapes and other user-friendly features from the initial product design stages. Among recent noteworthy product development programs are those for industrial-use bolt tightening tools, where Makita has developed tools that increase the precision of bolt tightening, are lighter, and incorporate illumination functions to facilitate work in poorly lit work situations.





Sales in Japan

(¥ Billions, %)


40.6
41.1
41.8
39.5
38.8
1999
2000
2001
2002
2003
Sales in Japan as a percentage of net sales

Okazaki Plant Takes Leadership in Manufacturing

To respond to changing user needs in diverse markets throughout the world, the Okazaki Plant has striven to equip itself with highly sophisticated systems for quality assurance and the flexible manufacture of varying product types and volumes. It specializes in the manufacture of such high-value-added products as rotary hammers that reduce the vibration transmitted to users.

In addition, the Okazaki Plant plays the role of "mother factory" for all Makita Group plants worldwide by developing and promoting the use of such manufacturing methods as cell-based assembly processes and new methods for optimally balancing attention to quality, cost, and delivery period factors.






makita
PART NO. 1225239



Makita and the Environment

Stepping Up Programs for Contributing to Society

In Line with Its Responsibilities to Society as a Corporate Citizen, Makita Is Promoting Recycling throughout Its Operations and Otherwise Seeking to Help Protect the Global Environment.

1. Makita's Fundamental Environmental Protection Policies

Basic Environmental Philosophy

As a "global supplier of a comprehensive range of power tools that assist people in creating homes and living environments," Makita carries out a wide range of environmental activities to work toward a clean and healthy planet for future generations.

Environmental Principles

1. Makita will create an organization capable of undertaking activities on a global scale and engage in business operations that give due consideration to their impact on the natural environment.
2. While accurately assessing the impact of business operations on the natural environment, Makita will continually increase the effectiveness of its environmental protection programs by reevaluating the programs and setting new goals that are as ambitious as is technically and economically feasible.
3. In addition to strictly complying with environment-related laws, regulations, and agreements, Makita will strive to protect the environment by creating and observing its own operational standards.
4. Makita will proactively strive to greatly reduce the environmental impact of its operations by taking the initiative in:
   - reducing waste volume and increasing recycling,
   - reducing energy consumption, and
   - shifting from the use of environmentally detrimental materials to alternative materials and controlling the emissions of environmentally detrimental materials.
5. Makita will develop environment-friendly products by performing environmental impact assessments at the initial product design stage.
6. Makita will conduct internal and external information dissemination activities to ensure that all employees are aware of the Company's Voluntary Plan on the Environment and to respond to all requests from outside the Company for environmental protection-related information.

2. Environmental Protection Promotion System

Makita's Environmental Administration Committee has responsibility for considering and instituting the Company's environmental protection policies and programs. The committee sets Companywide goals and targets that are rigorously executed by the committee's subcommittees and related departments.

Principal Committees and Roles

Environmental Administration Committee—Establishment and supervision of environmental protection policies and programs

Environmental Education Committee—Planning and implementation of in-house environmental education programs

Internal Auditing Committee—Auditing and evaluating from a neutral perspective the appropriateness of environmental management systems, the effectiveness of environmental protection activities as well as the Company's overall compliance with relevant laws and regulations

Working Group for Environmental Protection Measures in Europe (established on February 13, 2003)—Execution of studies regarding the manufacture of products in line with the EU's directive on "The Restriction of Hazardous Substances in Electrical and Electronic Equipment" (RoHS directive)

3. Overview of Environmental Protection Achievements during the Fiscal Year Ended March 31, 2003

Field	Objective	Achievement
Energy Conservation	1.0% year-on-year reduction of the Okazaki Plant's electric power consumption per unit of output	0.9% reduction
	1.0% year-on-year reduction of the Okazaki Plant's CO_2 emissions per unit of output	CO_2 per unit of output increased 0.9% year on year, but on a volume of emissions basis, it declined 3.0%.
Reduce-Reuse-Recycle Activities	8.0% year-on-year reduction of the volume of industrial waste disposed of as waste	9.2% reduction
	20.0% year-on-year reduction of the volume of general waste disposed of as waste	29.9% reduction
Reducing Use of Hazardous Chemicals	Taking measures to reduce use of EU-specified chemicals for a growing number of products	Elected to undertake a study in collaboration with an association of manufacturers aimed at establishing cooperative green procurement systems
	Reducing chrysotile content of varnishes	Introduced new varnishes from February 2003
	Introducing lead-free solder	Practical testing completed and use of solder containing lead will be discontinued once existing stocks of such solder are depleted
Environmental Protection in Overseas Operations	Attaining energy conservation goals	The Company's six overseas factories attained six of nine targets.

Energy Conservation

Energy Consumption and CO_2 Emissions



(%)
120
100
80
60
40
20
0
FY1991
1999
2000
2001
2002
2003
100
100
100
97
89
89
100
103
106
102
88
86
100
101
103
99
86
84
Energy consumption (crude oil conversion basis)
CO2 emissions
CO2 emissions per unit of output (t-CO2/¥) (FY1991=100)

Reduce-Reuse-Recycle Activities

Industrial Waste Volumes



(%)
120
100
80
60
40
20
0
FY1992
1999
2000
2001
2002
2003
100
90
89
91
86
89
100
48
46
37
36
30
100
84
86
89
78
79
Industrial waste volume
Recycled volume
Waste volume per unit of output (FY1992=100)

Makita Product Lineup

Portable Woodworking Tools

Share of Net Sales


19.1%

Power tools used for the processing of wood. This category includes the electric planers with which Makita started manufacturing power tools.

Product name	Principal application
Circular Saw	Straight cutting of wood and other building materials
Miter Saw, Slide Compound Saw	Precision cutting of wood and component materials (including diagonal cuts)
Jig Saw	Unrestricted cutting of wood and other materials
Recipro Saw	Fast cutting of wood and other construction materials
Planer	Smooth finishing of wood surfaces
Router/Trimmer	Creating decorative edges, profiles, and construction joints
Pneumatic Nailers	Framing, exterior sheeting and siding, roofing, and interior finish nailing

Portable General Purpose Tools

Share of Net Sales


52.5%

These power tools have a wide range of applications. General purpose tools can be used for woodwork and metalwork as well as with stonework. This category also includes power tools that are designed and used for the drilling, breaking, and surface preparation of concrete and other stone-related materials.

Product name	Principal application
Driver Drill	Fastening screws and boring holes
Impact Driver	Powerful and fast driving of fasteners into both wood and metal
Grinder	Grinding, cutting, and surface preparation of various materials including ferrous and nonferrous metals as well as concrete and stone
Rotary Hammer	Powerful boring of holes into concrete
Demolition Hammer	Breaking and chipping of both concrete and asphalt
Sander	Surface finish preparation of wood and metal
Screwdriver	Driving and assembly of fasteners for various construction materials
Cutter	Cutting such materials as concrete, stone, and steel

Stationary Woodworking Machines

Share of Net Sales


1.1%

This includes large-scale woodworking machines. Stationary woodworking machines have specialized applications that include smoothing the finishing of surfaces, cutting angles on large pillars, and processing joining components.

Product name	Principal application
Table Saw	Precision cuts in wood and component materials for building
Planer-Jointer	Wood surfacing to specific dimensions
Band Saw	Unrestricted cutting of large-sized wood and other materials

Other Products

Share of Net Sales


10.9%

This category includes industrial products other than those mentioned above as well as garden-use and household tools.

Product name	Principal application
Dust Collector	Removes dust produced by all types of construction-related work
Generator	Generating electricity where no power sources are available
Chain Saw	Trimming and felling trees
Brush Cutter	Cutting brush and grass
Hedge Trimmer	Trimming of hedges and other foliage
Blower	Blows away dust and debris for fast and efficient cleanup
Cordless Cleaner	Simple, quick, and easy cleaning

Corporate Directory

ASIA

■ JAPAN

Makita Ichinomiya Corporation
2-13, Kogane, Ashiyamada,
Ichinomiya-cho, Hoi-gun,
Aichi 441-1203
Phone: (0533) 93-1811

Joyama Kaihatsu Ltd.
20-2, Okutakiba, Ashiyamada,
Ichinomiya-cho, Hoi-gun,
Aichi 441-1203
Phone: (0533) 93-6550

■ SINGAPORE

Makita Singapore Pte. Ltd.
7, Changi South Street 3,
Singapore 486348
Phone: 6546-8700
Fax: 6546-8711

■ TAIWAN

Makita (Taiwan) Ltd.

Head office
2F, No. 4, Lane 83, Kuang-fu
Road, Sec. 1, San-chung,
Taipei Hsien, Taiwan
Phone: (02) 2999-0600~4
Fax: (02) 2999-0605

Sales offices
Kaohsiung, Taichung

■ CHINA

Makita (China) Co., Ltd.

Head office & plant
288 Huangpujiang Road,
Kunshan Economic & Technical
Development Zone,
Jiangsu 215300
Phone: 0512-57707710
Fax: 0512-57713623

Guangzhou sales branch
1F, No. 22-24, Jin Guang Street,
Hua Di Avenue, Fangcun District,
Guangzhou, Guangdong 510380
Phone: 020-87518872
Fax: 020-87518873

Shanghai sales branch
Room 6, No. 88 Tongren Road,
Jingan District,
Shanghai 200040
Phone: 021-62473908
Fax: 021-62476732

Beijing sales branch
1F, No. 8, Jianxinyuan, Yili,
4, Dahongmen West Road,
Fengtai District, Beijing 100075
Phone: 010-87898314
Fax: 010-87898365

Chengdu sales branch
No. 362-2, Qingjiang East Road,
Qingyang District,
Chengdu, Sichuan 610072
Phone: 028-87337028
Fax: 028-87337018

Shenyang sales branch
No. 34 Baogong South Road,
Tiexi District, Shenyang,
Liaoning 110023
Phone: 024-25638598
Fax: 024-25638599

Makita (Kunshan) Co., Ltd.
Nan Zi Road, Kunshan Export
Processing Zone, Jiangsu 215300
Phone: 0512-57367367
Fax: 0512-57365575

Makita Power Tools (HK) Ltd.
3F, Grandtech Centre,
8 On Ping Street, Shatin,
N.T., Hong Kong
Phone: 2648-8683
Fax: 2648-5237

Makita (Shanghai) Trading Co., Ltd.
Block A, 70 Fu Te Dong Yi Road,
Waigaoqiao Free Trade Zone,
Shanghai 200131
Phone: 021-58661472
Fax: 021-58661277

■ KOREA

Makita Korea Co., Ltd.
Suite 901, Seocho Plaza,
1573-1, Seocho-Dong,
Seocho-ku, Seoul
Phone: (02) 3471-3111~3
Fax: (02) 3471-3114

AMERICAS

■ UNITED STATES

Makita U.S.A. Inc.

Corporate office
14930 Northam Street,
La Mirada, CA 90638-5753
Phone: (714) 522-8088
Fax: (714) 522-8133

Los Angeles branch
14930 Northam Street,
La Mirada, CA 90638-5753
Phone: (714) 522-8088
Fax: (714) 522-2437

New Jersey branch
251 Herrod Boulevard,
Dayton, NJ 08810-1539
Phone: (609) 655-1212
Fax: (609) 655-1683

Chicago branch
1450 Feehanville Drive,
Mount Prospect, IL 60056-6011
Phone: (847) 297-3100
Fax: (847) 297-1544

Atlanta branch
4680 River Green Parkway,
Duluth, GA 30096-2566
Phone: (770) 476-8911
Fax: (770) 476-0795

Factory service centers
Atlanta, Boston, Buffalo, Chicago, Dallas, Denver, Fort Lauderdale, Houston, Las Vegas, Los Angeles, Milwaukee, Minneapolis, Nashville, New Jersey, Omaha, Phoenix, Pittsburgh, Portland, Puerto Rico, Sacramento, San Antonio, San Diego, San Francisco, St. Louis, Van Nuys, Washington/Baltimore

Makita Corporation of America
2650 Buford Highway,
Buford, GA 30518
Phone: (770) 932-2901
Fax: (770) 932-2905

Makita Latin America Inc.
11800 N.W. 102nd Road, Suites 3 &
4 Medley, FL 33178
Phone: (305) 882-0522
Fax: (305) 882-0484

■ CANADA

Makita Canada Inc.

Head office & plant
1950 Forbes Street,
Whitby, ON L1N 7B7
Phone: (905) 571-2200
Fax: (905) 571-7434

Vancouver office
11771 Hammersmith Way,
Richmond, BC V7A 5H6
Phone: (604) 272-3104
Fax: (604) 272-5416

Factory service centers
St. Léonard (Montreal), Dartmouth, Nepean (Ottawa), Les Saules (Quebec), London, Mississauga, Whitby, St. Laurent (Montreal), Calgary, Edmonton, Winnipeg, Saskatoon, Richmond, Coquitlam

■ MEXICO

Makita México, S.A. de C.V.
Norte 35#780-B
Col. Industrial Vallejo
Del. Azcapotzalco Mexico,
D.F. Mexico C.P. 02300
Phone: (555) 567-3387
Fax: (555) 567-3282

■ BRAZIL

Makita do Brasil Ferramentas Elétricas Ltda.

Head office
Rua Makita Brasil, Nº 200,
Bairro dos Alvarengas,
São Bernardo do Campo,
São Paulo,
CEP: 09852-080
Phone: (011) 4392-2411
Fax: (011) 4392-2183

Sales office
Salvador

■ ARGENTINA

Makita Herramientas Eléctricas de Argentina S.A.
Av. Eva Perón 4148,
Capital Federal,
Buenos Aires, C.P. 1407
Phone: (11) 4674-4040
Fax: (11) 4674-4140

■ CHILE

Makita Chile Comercial Ltda.
San Ignacio 500, Modulo No. 8,
Quilicura, Santiago
Phone: (2) 733-5111
Fax: (2) 733-5030

EUROPE/MIDDLE EAST

■ UNITED KINGDOM

Makita International Europe Ltd.
Michigan Drive,
Tongwell, Milton Keynes,
Bucks MK15 8JD
Phone: (01908) 211678
Fax: (01908) 211500

Makita (U.K.) Ltd.
Michigan Drive,
Tongwell, Milton Keynes,
Bucks MK15 8JD
Phone: (01908) 211678
Fax: (01908) 211400

Makita Manufacturing Europe Ltd.
Hortonwood 7,
Telford, Shropshire TF1 7YX
Phone: (01952) 677688
Fax: (01952) 677678

■ FRANCE

Makita France S.A.

Head office
2, Allée des Performances,
Z.I. des Richardets, (B.P.119) 93162
Noisy le Grand Cedex
Phone: (0) 149326200
Fax: (0) 143059913

Marseille office
151, Avenue des Aygalades,
13015 Marseille
Phone: (0) 491033960
Fax: (0) 491033961

Nantes office
Le Pan Loup, 44220 Couëron
Phone: (0) 251778977
Fax: (0) 240638376

Bordeaux office
137, Rue de la
Croix-de-Monjous,
33170 Gradignan
Phone: (0) 557965270
Fax: (0) 557965275

Nord office
Villa d'Entreprises,
51, Rue Trémière,
59650 Villeneuve d'Ascq
Phone: (0) 320054646
Fax: (0) 320472220

Nancy office
Z.I. Ouest Village d'entreprises
22, Allée des Peupliers,
54180 Heillecourt
Phone: (0) 383252850
Fax: (0) 383514563

Dijon office
5, Rue Edmond Voisenet,
21000 Dijon
Phone: (0) 380540880
Fax: (0) 380540881

Toulouse office
15, Rue de Boudeville,
Z.I. de Thibaud, 31104 Toulouse
Phone: (0) 561432200
Fax: (0) 561432201

■ SPAIN

Makita, S.A.
C/ Juan de la Cierva, 7-13,
28820 Coslada (Madrid)
Phone: (91) 671-1262
Fax: (91) 671-8293

■ ITALY

Makita S.p.A.
Via Sempione 269A,
20028 S. Vittore Olona (MI)
Phone: (0331) 524111
Fax: (0331) 420285

■ GREECE

Makita Hellas S.A.
Tatoiou 232, Acharnes, ATIKI
Phone: (210) 8071241
Fax: (210) 8072245

■ FINLAND

Makita Oy
Muonamiehentie 14, 00390 Helsinki
Phone: (09) 857-88221
Fax: (09) 857-88211

■ THE NETHERLANDS

Makita Benelux B.V.
Ekkersrijt 4086, 5692 DA, Son
Phone: (0499) 484848
Fax: (0499) 484849

Euro Makita Corporation B.V.
De Boelelaan 7,
1083 HJ, Amsterdam
Phone: 020-6465996
Fax: 020-6427675

■ BELGIUM

S.A. Makita N.V.
Mechelsesteenweg 323,
1800 Vilvoorde
Phone: (02) 257-1840
Fax: (02) 257-1865

■ GERMANY

Makita Werkzeug GmbH
Keniastraße 20,
47269 Duisburg
Phone: (0203) 9757-0
Fax: (0203) 9757-127

Dolmar GmbH
Jenfelder Strasse 38,
22045 Hamburg
Phone: (040) 66986-0
Fax: (040) 66986-352

■ DENMARK

Makita Werkzeng GmbH
Denmark office
Sandøvej 11, 8700 Horsens,
Denmark
Phone: 76 254400
Fax: 76 254401

■ SWITZERLAND

Makita SA
Route de Denges 6,
Case Postale 35,
CH-1027 Lonay
Phone: (021) 811-5656
Fax: (021) 811-5678

■ AUSTRIA

Makita Werkzeug Gesellschaft m.b.H.
Kolpingstraße 13,
A-1232 Wien
Phone: (01) 61627300
Fax: (01) 616273013

■ POLAND

Makita Sp. Z O.O.
UL. Stražacka 81,
PL 43-382
Bielsko-Biała
Phone: (033) 819-6360
Fax: (033) 818-4059

■ CZECH REPUBLIC

Makita S.R.O.
Pražákova 51 CZ-619 00, Brno
Phone: (05) 432-16944
Fax: (05) 432-16946

■ HUNGARY

Makita Kft.
8000, Székesfehérvár,
Seregélyesi út 96
Phone: (22) 507-472
Fax: (22) 507-484

■ ROMANIA

Makita Romania S.R.L.
Sos. Bucuresti-Urziceni, nr. 31
(EXPO MARKET DORALY, Pavilion A)
com. Afmati/Ilfov
Phone: (21) 491-3232
Fax: (21) 312-5495

■ RUSSIA

Makita Oy
Russia Representative Office
Otkrytoe shosse 48A, 107370
Moscow
Phone: (007) 095-411-5182
Fax: (007) 095-411-5183

■ UNITED ARAB EMIRATES

Makita Gulf FZE
P.O. Box 17133,
Jebel Ali Free Zone,
Dubai
Phone: 04-8836118
Fax: 04-8835302

OCEANIA

■ AUSTRALIA

Makita (Australia) Pty. Ltd.

Head office
92 Wetherill Street,
Silverwater, NSW 2128
Phone: (02) 9748-3944
Fax: (02) 9748-4220

Sydney office
92 Wetherill Street,
Silverwater, NSW 2128
Phone: 1300-361-690
Fax: 1300-361-770

Melbourne office
89 Rushdale Street,
Scoresby, VIC 3179
Phone: 1300-361-690
Fax: 1300-361-770

Adelaide office
45 Birralee Road,
Regency Park, SA 5010
Phone: 1300-361-690
Fax: 1300-361-770

Hobart office
3/65 Albert Road,
Moonah, TAS 7009
Phone: 1300-361-690
Fax: 1300-361-770

Perth office
Unit 1, 535 Abernethy Rd.
Kewdale, WA 6105
Phone: (08) 9350-5666
Fax: (08) 9350-6977

Darwin office
35 Benison Road,
Winnellie, NT 0820
PPhone: 1300-361-690
Fax: 1300-361-770

Brisbane office
78 Pritchard Road,
Virginia, QLD 4014
Phone: 1300-361-690
Fax: 1300-361-770

■ NEW ZEALAND

Makita (New Zealand) Ltd.
7 Atlas Place,
Mairangi Bay, Auckland
Phone: (09) 479-8250
Fax: (09) 479-8259

Financial Section

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating and Financial Review and Prospects

A. Operating results

Summarized results of operations for each of the years ended March 31, 2001, 2002 and 2003 are as follows:

	(Millions of yen, except for percentage amounts)						U.S. Dollars (thousands)
	2001		2002		2003		2003
		%		%		%	
Net sales	¥156,314	100.0	¥166,169	100.0	¥175,603	100.0	$1,488,161
Cost of sales	101,827	65.1	109,182	65.7	110,226	62.8	934,119
Gross profit	54,487	34.8	56,987	34.3	65,377	37.2	554,042
Selling, general and administrative expenses	47,394	30.3	51,114	30.8	52,909	30.1	448,381
Operating income	7,093	4.5	5,873	3.5	12,468	7.1	105,661
Other income (expenses)	(449)		(2,470)		(3,176)		(26,915)
Income before income taxes	6,644	4.3	3,403	2.0	9,292	5.3	78,746
Provision for income taxes	4,511		3,270		2,569		21,772
Net income	2,133	1.4	133	0.1	6,723	3.8	56,974

Notes:

1 Effective April 1, 2002, the Company adopted Emerging Issues Task Force (EITF) Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-9"), issued by the EITF in November 2001. The Company's adoption of EITF 01-9 resulted in a change in the classification of certain incentive offerings. Previously, marketing incentive payments and similar payments were accounted for within selling, general and administrative expenses or nonoperating expenses. Currently, the portion of those payments that are effectively the same as price discounts are deducted from net sales. As a result of this change, the Company has adjusted its results for prior fiscal years to conform to the new accounting classification.

2 *Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used* for the year ended March 31, 2003. Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), are recorded in SG&A expenses in the fiscal year ended March 31, 2003.

Net Sales

In fiscal 2003, ended March 31, 2003, Makita's consolidated net sales amounted to ¥175,603 million, up 5.7% (or ¥9,434 million) from fiscal 2002 consolidated net sales levels.

In fiscal 2003, the average level of the yen-dollar exchange rate was ¥122.0=$1, representing a 2.4% appreciation of the yen compared with the average level of the yen-dollar exchange rate in the previous fiscal year. The average level of the yen-euro exchange rate was ¥120.9=E1, representing a 9.5% depreciation of the yen. Excluding the appreciation of the Euro and the depreciation of the U.S. dollar, net sales would have increased by 3.9%.

Sales by region

Net sales in Japan declined 1.8%, to ¥38,781 million and accounted for 22.1% of fiscal 2003 consolidated net sales, reflecting such factors as a decrease in housing construction starts that reduced demand for power tools and the desire of marketing outlets to maintain low inventory levels amid deflationary conditions that showed no signs of recovery. In contrast, net sales overseas increased 8.0% from ¥126,659 million in fiscal 2002, to ¥136,822 million in fiscal 2003, owing to such factors as increased sales in each region other than North America as well as a tendency in currency exchange rates toward yen depreciation.

Looking at sales in individual overseas regions, sales in North America fell 5.7%, to ¥45,573 million, and accounted for 26.0% of fiscal 2003 consolidated net sales. The drop in sales reflected the perception of economic slowdown during the latter half of the fiscal year against the backdrop of the Iraq crisis as well as the increasing market share of Chinese-made products and a 2.4% appreciation of the yen against the U.S. dollar. Sales in Europe surged 18.9%, to ¥57,648 million, and accounted for 32.8% of fiscal 2003 consolidated net sales. Despite continued overall sluggishness in European markets which reflected a lack of growth in domestic demand in principal European countries due to the weakness of personal consumption and other factors, Makita considerably boosted its sales in the region owing to its launch of popular new products, its expansion of marketing activities in Eastern Europe and Russia, and the 9.5% depreciation of the yen against the euro. Sales in Southeast Asia increased 11.3%, to ¥13,774 million and accounted for 7.8% of fiscal 2003 consolidated net sales. Despite the perception of a temporary slackening of demand in the region, Makita recorded strong sales due to the launch of a new product series. Sales in Oceania grew 19.7%, to ¥8,517 million, and accounted for 4.9% of fiscal 2003 consolidated net sales. Reflecting a rise in the number of African countries and other countries where the marketing of Makita products was newly initiated, sales in other regions increased 9.3%, to ¥11,310 million, and accounted for 6.4% of fiscal 2003 consolidated net sales.

Review of Performance by Product Group

Portable Woodworking Tools

Principal products in Makita's portable woodworking tools group include circular saws, jig saws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In fiscal 2003, Makita recorded a 3.3% increase in sales of portable woodworking tools, to ¥33,637 million, or 19.1% of consolidated net sales. Domestic sales of portable woodworking tools increased 2.2%, to ¥6,786 million, and accounted for 17.5% of total domestic sales. Makita posted a 3.5% increase in overseas sales of portable woodworking tools, to ¥26,851 million, which accounted for 19.6% of total overseas sales in fiscal 2003.

Portable General Purpose Tools

The portable general purpose tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, drills, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita's consolidated net sales. In fiscal 2003, sales of portable general purpose tools grew 8.1%, to ¥92,144 million, accounting for 52.5% of consolidated net sales. In Japan, sales of portable general purpose tools decreased 3.9%, to ¥13,452 million, and constituted 34.7% of total domestic sales. Overseas sales of portable general purpose tools increased 10.5%, to ¥78,692 million, or 57.5% of total overseas sales.

Stationary Woodworking Machines

Makita's extensive lineup of stationary woodworking machines encompasses table saws, planer-jointers, and band saws. Sales of stationary woodworking machines in fiscal 2003 declined 14.3%, to ¥1,924 million, and constituted 1.1% of consolidated net sales. Domestic sales of stationary woodworking machines dropped 8.6%, to ¥1,030 million, and constituted 2.7% of total domestic sales. Overseas sales of stationary woodworking machines were ¥894 million, a 20.0% decrease from the previous fiscal year, and accounted for 0.7% of Makita's total overseas sales.

Other Products

Makita's other products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In fiscal 2003, sales of other products grew 6.8%, to ¥19,142 million, accounting for 10.9% of net sales. In Japan, Makita recorded a 4.6% decrease in sales of other products, to ¥8,140 million, or 21.0% of total domestic sales. Overseas sales of other products increased 17.3%, to ¥11,002 million, or 8.0% of total overseas sales.

Parts, Repairs, and Accessories

Makita's after-sales services include the sale of parts and accessories and repairs. In fiscal 2003, parts, repairs, and accessories sales rose 1.9%, to ¥28,756 million, or 16.4% of consolidated net sales. Domestic sales of parts, repairs, and accessories rose 1.7%, to ¥9,373 million, and contributed to 24.1% of total domestic sales. Overseas sales of parts, repairs, and accessories increased 2.0%, to ¥19,383 million, or 14.2% of total overseas sales.

Cost of sales

Cost of sales increased 1.0%, to ¥110,226 million. The ratio of cost of sales to net sales improved to 62.8%, from 65.7%, primarily owing to a shift of manufacturing operations to subsidiaries in China, which has a lower labor cost than our factories in Japan and other countries, improvement of productivity of overseas factories, and the reduction of inventory reserve due to decrease of the inventory.

Gross profit

As a result, gross profit in fiscal 2003 increased 14.7%, to ¥65,377 million. The ratio of gross profit to net sales improved to 37.2%, from 34.3%.

Selling, general and administrative (SG&A) expenses

Selling, general and administrative (SG&A) expenses grew 3.5%, or ¥1,795 million, to ¥52,909million in fiscal 2003, principally as a result of increase in labor expenses and increase in losses in connection with disposal of certain assets of Joyama Kaihatsu Ltd., a golf course owned by Makita. The ratio of SG&A expenses to net sales edged down to 30.1%, from 30.8%, principally as a result of drops in the ratios of shipping expenses and advertising and promotional expenses to net sales.

Operating income

As a result of the factors indicated above, operating income grew 112.3%, to ¥12,468 million in fiscal 2003, and the ratio of operating income to net sales rose from 3.5% to 7.1%.

Other income (expenses)

The balance of other income and expenses worsened to a net expense of ¥3,176 million in fiscal 2003, from a net expense of ¥2,470 million in the previous year. This decline resulted mainly from a foreign exchange loss associated with the appreciation of the yen against the U.S. dollar and the depreciation of Latin American currencies against the U.S. dollar.

Income before income taxes

Income before income taxes in fiscal 2003 surged 173.1%, to ¥9,292 million, and the ratio of operating income to net sales rose from 2.0% in fiscal 2002 to 5.3% in fiscal 2003.

Provision for income taxes

Total provision for income taxes decreased 21.4%, to ¥2,569 million in fiscal 2003. The effective tax rate dropped to 27.6%, from 96.1% in the previous fiscal year, owing to a decrease in the net losses of subsidiaries for which tax benefits were previously not recognized due to concern our reliability as well as the recording of Japan-US advance pricing agreement repayments. In 1997, Makita USA and the Company entered into a bilateral advance pricing agreement (APA) negotiation with the Internal Revenue Service (IRS) and National Tax Authority of Japan (NTA) to avoid double taxation resulting from transfer price adjustments. The APA covers fiscal years 1995 through 2001. In July 2002, the IRS and the NTA reached an agreement, which resulted in additional taxable income and reduced operating loss carryforwards in the U.S., and a reduction of taxable income and tax liability in Japan. Consequently the effects of the APA resulted in an overall decrease to income taxes in fiscal 2003. According to the provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, in the manner as if no special exemption or reduction was provided. Makita applied tax sparing mainly to China. Consequently the effects of tax sparing caused the tax rate difference in fiscal 2003.

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred tax assets and liabilities has been changed form 41.4% to 40.2% for years beginning after March 31, 2004. The effect of this tax rate change of ¥312 million was charged to income taxes.

Net income

As a result, net income for fiscal 2003 increased 4954.9%, to ¥6,723 million.

Earnings per share

Basic net income per share of common stock and American Depositary Share (ADS) amounted to ¥45.3, compared with ¥0.9 in fiscal 2002. Diluted net income per share amounted to ¥44.2, compared with ¥0.9 in fiscal 2002.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions exert an influence on the level of assets and liabilities reported as of the balance sheet date, the disclosure of incidental liabilities, and the level of revenues and expenses during the fiscal period. These consolidated financial statements include figures determined by management based on its best estimates and judgments regarding currently knowable situations and plans for future activities. Accordingly, when there are changes regarding the factors that serve as the basis for estimates and judgments, actual results may differ from the previously estimated results. The following accounting policies that affect Makita's consolidated financial statements have the potential for resulting in figures that differ considerably from reported figures in case of changes in estimates or assumptions. Regarding accounting policies that affect Makita's consolidated financial statements; the following items have the potential for figures to differ considerably from reported figures in case of changes in estimates or assumptions.

Allowance for Doubtful Receivables

Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by Makita's review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita's expectations and the provisions established. However, Makita can not guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita's consolidated results of operation and financial position.

Impairment of Long-Lived Assets

Makita periodically reviews the carrying value of its long-lived assets for continued appropriateness. This review is based upon Makita's projections of anticipated future cash flows. Makita believes that its estimates of future cash flows are reasonable. However, different assumptions regarding such cash flows could materially affect Makita's evaluations.

Makita reviews long-lived assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to significant decline in market value of an assets and current period operating cash flow loss, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Estimated Retirement and Termination Allowances

Estimated retirement and termination allowances are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year.

The levels of retirement and termination liabilities and plan assets are calculated based on various annuity actuarial calculation assumptions (experience assumptions). Principal assumptions include discount rates, assumed rates of increase in future compensation levels, and expected long-term rates of return on plan assets. Discount rates, expected long-term rates on plan assets, and other assumptions that are employed by Makita must be optimized in light of market developments related to debt securities, stocks, and other factors. Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over the future periods and therefore, generally affect Makita's result of operation in such future periods. While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect's Makita's estimated retirement and termination allowances and future expenses.

Reliability of Deferred Tax Assets

Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process requires Makita to estimate its current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Makita's consolidated balance sheet. Makita must then assess the likelihood that Makita's deferred tax assets will be recovered from future taxable income, and, to the extent Makita believes that recovery is not more likely than not, Makita must establish a valuation allowance.

In establishing the appropriate valuation allowance for tax loss carry-forwards, all available evidence, both positive and negative, needs to be considered. Information on historical results is supplemented by all currently available information on future years, as realization of tax loss carry-forwards is dependent on each company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets which are considered realizable, however, could change in the near term and have material effect on the consolidated results of operation and financial position if estimates of future taxable income during the carryforward period are changed.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, " Accounting for Asset Retirement Obligations." SFAS No. 143 requires that a liability for an asset retirement obligation be recognized at the fair value. Makita has adopted SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's consolidated results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. Makita has adopted the provision related to rescission of FASB No. 4 on April 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Makita's consolidated results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, " Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Makita does not have any stock-based employee compensation arrangements as of March 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. In addition, provisions which relate to forward purchases or sales or when-issued securities or other securities that do not exist yet, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Adoption of SFAS No. 149 is not expected to have a material effect on Makita's consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May

31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on Makita's consolidated results of operations and financial position.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51." FIN No. 46 provides guidance on the consolidation of certain entities that do not have sufficient equity to cover expected losses of certain entities in which equity holders lack adequate decision-making ability. Such entities are referred to as variable interest entities ("VIEs"), and FIN No. 46 requires a company to consolidate VIEs if the company has interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN No. 46 is currently effective for VIEs created after January 31, 2003, and for VIEs created before February 1, 2003 in fiscal periods beginning after June 15, 2003. Makita has invested in bonds issued by an unrelated VIE. However, such investment is an insignificant variable interest in the VIE and the adoption of FIN No. 46 will have no material effect on Makita's consolidated financial statements.

In November 2002, EITF reached a consensus on Issue No. 00-21,"Accounting for Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery of performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Makita will adopt EITF No. 00-21 on July 1, 2003. The adoption of EITF No. 00-21 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

Pension information

Makita has an employee defined benefit pension plan which is established under the Japanese Welfare Pension Insurance Law ("JWPIL"). This plan is composed of a substitutional portion of the pension benefits prescribed by JWPIL and (ii) a corporate portion based on a contributory defined benefit pension arrangement established by Makita. The substitutional portion represented 30% of the total projected benefit obligation of the pension plan as of March 31, 2003.

The substitutional portion could be elected to be transferred to the Japanese government by JWPIL which was amended on June 15, 2001. Makita obtained an approval of the transfer of the substitutional portion by as of January 30, 2003. In order for Makita to completely separate the substitutional portion, Makita will in the future be required to obtain approval to separate the remaining past substitutional portion.

With respect to the accounting treatment of this transfer under generally accepted accounting principles of the United States, Makita will account for the transfer in accordance with Emerging Issues Task Force Issue No. 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02"). As specified in EITF 03-02, the entire separation process and transfer is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Since this separation and transfer is expected to occur in the next calendar year, there has been no effect on Makita's consolidated financial statements for the fiscal year ended March 31, 2003.

Management plan

For Makita, reduction of its manufacturing cost of quality products is a very important issue to keep up its position on the global power tools market.

To achieve the objective, Makita is planning to expand its production capability and capacity of factories in China as a main factory. The factories in China are planning to expand their supply of a new series of power tools to the global market and manufacturing components to other Makita's factories.

In the United States, Makita USA is implementing a restructuring plan which is the integration of distribution centers and the closing of about half of factory service centers to reduce its operating cost in fiscal year 2004.

B. Liquidity and capital resource

Makita's principal sources of liquidity are a combination of cash and cash equivalents on hand, cash provided from operations and various forms of debt including lines of credit. As of March 31, 2003, Makita had ¥20,370 million in cash and cash equivalents. Further certain subsidiaries of Makita also had ¥29,111 million in lines of credit. Of the ¥29,111 million lines of credit, ¥2,779 million was used by overseas subsidiaries as of March 31, 2003, and ¥26,332 million was unused as of March 31, 2003. Short-term borrowings amounting to ¥2,892 million in Makita's balance sheet as of March 31, 2003, consisting of above bank borrowings, amounting to ¥2,779 million, and capital lease obligations, amounting to ¥113 million.

Makita's total debt at March 31, 2003 amounted to ¥22,735 million, down from ¥29,086 million at March 31, 2002. The debt-to-equity ratio improved 2.8 percentage points, to 12.5%. The drop in the balance of debt and the debt-to-equity ratio reflects Makita's efforts to improve capital utilization efficiency by using the surplus portion of net cash from operating activities and cash reserves to repay debt. Long-term debt is comprised of convertible bonds and borrowings from banks and capital lease obligations. At March 31,2003, Makita's credit ratings by leading outside credit rating institutions were A by Standard & Poor's and A2 by Moody's Investors Service, and A+ by another local agency in Japan, and Makita is confident that it will be able to raise sufficient funds in the forms of bank borrowings or debt financing when the need arises. Makita's contractual obligations and other commercial commitments as of March 31, 2003, were as follows:

		Yen (millions)						
			Expected maturity date, year ending March 31,					
	Average interest rates	Total	2004	2005	2006	2007	2008	Thereafter
Japanese yen convertible bonds	1.5%	¥ 12,994	¥ -	¥ 12,994	¥ -	¥ -	¥ -	¥ -
Foreign currency loans from bank	3.4%	2,779	2,779	-	-	-	-	-
Japanese yen loans from banks and insurance companies	3.4%	6,587	-	-	6,587	-	-	-
Japanese yen capital lease	1.9%	375	113	90	87	41	13	31
Total		¥ 22,735	¥ 2,892	¥ 13,084	¥ 6,674	¥ 41	¥ 13	¥ 31
Operating lease		¥ 2,460	¥ 613	¥ 506	¥ 384	¥ 277	¥ 207	¥ 473

		U.S. Dollars (thousands)						
			Expected maturity date, year ending March 31,					
	Average interest rates		2004	2005	2006	2007	2008	Thereafter
Japanese yen convertible bonds	1.5%	$ 110,119	$ -	$ 110,119	$ -	$ -	$ -	$ -
Foreign currency loans from bank	3.4%	23,550	23,550	-	-	-	-	-
Japanese yen loans from banks and insurance companies	3.4%	55,822	-	-	55,822	-	-	-
Japanese yen capital lease	1.9%	3,178	958	762	737	348	110	263
Total		$ 192,669	$ 24,508	$ 110,881	$ 56,559	$ 348	$ 110	$ 263
Operating lease		$ 20,847	$ 5,195	$ 4,288	$ 3,254	$ 2,347	$ 1,754	$ 4,009

Cash Flows

During fiscal 2003, Makita's cash flows from operating activities served as the basic financing source for funds required for operating activities, capital investment, research and development cost and the payment of dividends. Capital investment was restrained to below the level of depreciation during fiscal 2003, just as in the previous fiscal year.

Net cash provided by operating activities was ¥27,141 million, compared with ¥20,196 million in the previous fiscal year, mainly reflecting an increase in net income from ¥133 million in fiscal 2002 to ¥6,723 million in fiscal 2003 and increase in loss on disposal or sales property from ¥339 million in fiscal 2002 to ¥1,330 million in fiscal 2003. Net cash used in investing activities amounted to ¥9,659 million, compared with ¥1,151 million in net cash used in investing activities in the previous fiscal year. This reflected cash outflow due to capital expenditures, which were mainly for the construction of a new headquarters facility in Japan and the net outflow in connection with the purchase and sales of marketable and investment securities. Marketable and investment securities are available for current operations and redemption of convertible bonds due Fiscal 2005.
Principally reflecting a drop in short-term borrowings, due to the promotion of intra-Group financing transactions as well as the purchase of common stock of Makita, net cash used in financing activities amounted to ¥13,381 million, compared with ¥16,318 million in the previous fiscal year. As a result of the preceding activities as well as the effects of exchange rate changes on cash and cash equivalents, cash and cash equivalents, end of year, increased ¥4,640 million, to ¥20,370 million.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which Makita believes is crucial to sustaining long-term growth. In view of the harshness of the operating environment, however, Makita limited its capital expenditures in fiscal 2003 to ¥5,691 million, which was mainly used for the construction of a new head quarters facility and the productive purchase of molds for new products in Japan and China. Makita's budget of capital expenditures in fiscal 2004 is estimated at ¥6,000 million, which are for the expansion of factory in China, purchase of new warehouse in Australia, and productive purchase of molds for new products. Makita's projection is that net cash used for capital expenditures will be provided by operating activities.

Financial Position

Total assets at the end of fiscal 2003 declined 2.3% from the previous fiscal year-end to ¥278,600 million. Total current assets decreased 4.3%, to ¥173,565 million, owing to production cutbacks in the United States and Japan that enabled the reduction of inventory levels. Property, plant and equipment, at cost decreased 10.6%, to ¥67,798 million, as capital investment was restrained to a considerably lower level than in previous years and continued to be made at annual rate lower than the rate of depreciation. Investments and other assets increased 33.4% to ¥37,237 million because investment securities and deferred income taxes were increased. Total current liabilities dropped 12.8%, to ¥31,806 million, reflecting Makita's promotion of intra-Group financing, which led to a noteworthy fall in consolidated short-term borrowings. Although long-term indebtedness declined, long-term liabilities expanded 9.5%, to ¥63,235 million, mainly because of a rise in estimated retirement and termination allowances due to a drop, from 2.6% to 2.1%, in the assumed discount rate. Working capital amounted to ¥141,759 million at the end of fiscal 2003. The current ratio was 5.5, compared with 5.0 at the previous year-end, as Makita continued to maintain a high rate of liquidity. Shareholders' equity declined 4.0%, to ¥182,400 million, because of a ¥2,881 million purchase of common stock that is being held as treasury stock and the increase in accumulated other comprehensive loss which caused by ¥5,518 million increased in the minimum pension liabilities.
As a result, the shareholders' equity ratio decreased to 65.5%, from 66.6% at the previous fiscal year-end.

C. Research and development, patents and licenses

Approximately 360 of Makita's employees are engaged in research and development activities and product design.
Makita also employs approximately 120 trained personnel in production engineering, and has developed a number of machine tools presently in use in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the remainder in electric, electronic and other applications.

Makita places high priority on R&D and believes that strong capabilities in R&D are crucial to the continued development of high-quality, reliable products that meet user needs. In fiscal 2003, Makita allocated ¥3,856 million for R&D, up 2.9% from the allocation in the previous year. This was equivalent to 2.2% of net sales, down from 2.3% in the previous fiscal year. In fiscal 2002, Makita allocated

¥3,746 million for R&D, up 9.1% from the ¥3,435 million allocations in the previous year. The ratio of R&D expenses to net sales in fiscal 2002 was 2.3% compared to 2.2% in the previous fiscal year.
Makita is pursuing environment-friendly product development, making individual products dustless, vibration-free, soundproof, and generally easier to use from the ergonomic standpoint, and aiming to minimize adverse effects of products on both users and the surrounding environment.

Currently, the Company has a policy of allocating development resources to R&D related to technology-intensive products that are unlikely to be affected by price competition from low-priced products.

The Company's Development Department is responsible for development operations. Staffs are sent on long-term trips to perform market surveys and thereby obtain information on diverse customer needs in the Americas and Europe. In recent years, a new line of products suited for Southeast Asian markets and marketed under a new brand (Maktec) has been developed with a portion of development work handled by Makita (China) Co., Ltd.

Makita plans to expand its current product lines with an emphasis on cordless electric tools, further development of smaller lightweight tools, the incorporation of more electronics technology into its products, and strengthening its product line of garden tools.

D. Trend information

Expectation

In the United States, consumer spending and housing investment remained strong during fiscal 2003. In light of such developments as the Iraq crisis, however, companies curtailed their capital investments and new hiring during the latter half of the year, and the effects of a general downturn was felt in all sectors of the economy. Amid these circumstances, Makita strove to improve profitability by strengthening its marketing in the professional market with an aim to reinforce its brand image as well as by reducing manufacturing costs, marketing expenses and inventory levels. In fiscal 2004, Makita plans to continue its efforts to compress fixed costs through the consolidation of sales branch, reduction of the number of service centers, and other aggressive restructuring measures.
In Europe, general economic conditions remained weak in fiscal 2003 as the downturn in consumer spending and other adverse factors restrained growth in domestic demand in principal European countries. However, the appreciation of the euro increased Makita's price competitiveness vis a vis Europe-based competitors and resulted in an increase in Makita's profitability. Makita expects to increase sales further by proceeding with measures to enhance services, in growth markets in Eastern Europe and Russia as well as in the Middle East and Africa.
In Asia, despite a temporary downturn in domestic demand, the region's economy was generally headed towards recovery as manufacturing and exports saw substantial growth. Sales of Makita products were strong and benefited from the contribution of a newly introduced line of products marketed under a different brand name. In consideration of the effects of SARS, Makita's marketing companies in the region increased the inventories of products manufactured at factories in China, and the level of inventories has continued to rise.
With respect to the Japanese economy, there was no improvement on the deflationary trend as stock prices continued to generally decline. In view of these factors, there remained little prospect of economic recovery and economic conditions remained weak.

Forward-Looking Statements

This report contains forward-looking statements based on Makita's own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be fulfilled.

Dividend Policy

Makita aims to carry out stable operations over the long term by bolstering its internal reserves in preparation for the future and strengthening its business structure. Subject to Makita's earnings and financial condition and other factors, including legal restrictions with respect to the payment of dividends, Makita believes that annual cash dividends per share of ¥18 represent a stable dividend, and as a past of its basic policy, Makita will strive to maintain these dividend levels.

In keeping with this basic policy, the Company paid cash dividends in fiscal 2003 of ¥18.0 per share, the same amount as fiscal 2002. In fiscal 2000, the Company paid a special commemorative 85th anniversary cash dividend per share and ADS of ¥1, and thus cash dividends per share for fiscal 2000 amounted to ¥19.0.

The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars	
Year ended March 31	Interim	Year-end	Interim	Year-end
1999	9.0	9.0	0.07	0.07
2000	9.0	10.0	0.08	0.10
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure

Makita is exposed to various market risks, including those related to changes in foreign exchange rates, interest rates, and the prices of marketable securities and investment securities. In order to hedge the risks of fluctuations in foreign exchange rates and interest rates, Makita uses derivative financial instruments. Makita does not hold or use derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Makita to the risk of credit-related losses in the event of nonperformance by counterparties, Makita believes that its counterparties are creditworthy because they are required to have a credit rating of a specified level or above, and Makita does not expect credit-related losses, if any, to be significant.

Equity Price Risk

Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of the investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2002 and 2003 were as follows:

	Yen (millions)				U.S. Dollars (thousands)	
	2002		2003		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Due within one year	¥ 36,446	¥ 36,656	¥ 34,018	¥ 34,112	$ 288,289	$ 289,085
Due after one year through five years	5,974	5,839	8,104	8,207	68,678	69,551
Due after five years	230	228	3,092	3,175	26,203	26,906
Indefinite periods	1,400	1,405	1,437	1,415	12,178	11,992
Equity securities	11,559	14,446	10,365	11,626	87,839	98,525
	¥ 55,609	¥ 58,574	¥ 57,016	¥ 58,535	$ 483,187	$ 496,059

Foreign Exchange Risk

Makita's international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita's major derivative financial instruments related to foreign currency transactions as of March 31, 2002, and March 31, 2003. Figures are translated into yen at the rates prevailing at March 31, 2002, and March 31, 2003, together with the relevant weighted average contractual exchange rates at March 31, 2003. All of the foreign exchange contracts listed in the following table have contractual maturities in fiscal 2002 and 2003.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)	
	2002			2003			2003	
	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value
Foreign currency contracts;								
Assets								
U.S.$/Yen	¥ 133	¥ 0	¥ 133.25	¥ 506	¥ 2	¥ 120.52	$ 4,288	$ 17
Euro/Yen	637	3	115.92	-	-	-	-	-
STG/Yen	95	0	189.53	68	2	193.76	576	17
Other	659	0	-	-	-	-	-	-
Total	¥ 1,524	¥ 3		¥ 574	¥ 4		$ 4,864	$ 34
Foreign currency contracts;								
Liabilities								
U.S.$/Yen	¥ 2,374	¥ 83	¥ 128.30	¥ 2,354	¥ 27	¥ 118.49	$ 19,949	$ 229
Euro/Yen	4,131	145	111.65	2,531	60	126.56	21,449	508
A$/Yen	33	2	66.40	247	5	70.58	2,094	42
Other	1,744	14	-	38	0	-	322	0
Total	¥ 8,282	¥ 244		¥ 5,170	¥ 92		$ 43,814	$ 780
Foreign currency swaps:								
Assets								
U.S.$/Yen	-	-	-	¥ 184	¥ 4	¥ 122.70	$ 1,559	$ 34
Total	¥ -	¥ -		¥ 184	¥ 4		$ 1,559	$ 34
Foreign currency swaps:								
Liabilities								
U.S.$/Yen	¥ 4,830	¥ 428	¥ 127.80	¥ 5,564	¥ 105	¥ 118.39	$ 47,153	$ 890
Euro/Yen	2,435	171	108.24	6,367	456	121.28	53,957	3,864
A$/Yen	-	-	-	992	21	70.85	8,407	178
CAN$/Yen	-	-	-	646	8	80.70	5,474	68
NZ$/Yen	-	-	-	428	4	65.77	3,627	34
SFr./Yen	139	18	69.49	164	12	82.00	1,390	102
Total	¥ 7,404	¥ 617		¥ 14,161	¥ 606		$ 120,008	$ 5,136
Options purchased to sell foreign currencies:								
Assets								
U.S.$/Yen	¥ 1,096	¥ 2	¥ 128.94	¥ 309	¥ 3	¥ 116.75	$ 2,618	$ 25
Euro/Yen	1,231	1	111.91	505	1	126.19	4,280	9
Other	133	0	-	366	15	-	3,102	127
Total	¥ 2,460	¥ 3		¥ 1,180	¥ 19		$ 10,000	$ 161
Options written to buy foreign currencies:								
Liabilities								
U.S.$/Yen	¥ 1,144	¥ 10	¥ 134.58	¥ 316	¥ 6	¥ 119.33	$ 2,678	$ 51
Euro/Yen	1,283	10	116.65	519	5	129.86	4,398	42
Other	140	3	-	147	0	-	1,246	0
Total	¥ 2,567	¥ 23		¥ 982	¥ 11		$ 8,322	$ 93

Interest Rate Risk

Makita's exposure to market risk due to changes in interest rates relates primarily to its debt obligations. The Company's long-term debt bears fixed rates. Interest rate swaps may be entered into from time to time by Makita to hedge fair values of debt in accordance with Makita's internal rules.

Regarding obligations as of March 31, 2003, the following tables present information translated into yen at the rate prevailing at the balance sheet date, together with the relevant weighted average contractual interest rates at March 31, 2003.

		Yen (millions)						
			Fair Value, year ending March 31,					
	Average interest rates	Total	2004	2005	2006	2007	2008	Thereafter
Japanese yen convertible bonds	1.5%	¥ 13,267	¥ -	¥ 13,267	¥ -	¥ -	¥ -	¥ -
Foreign currency loans from bank	3.4%	2,779	2,779	-	-	-	-	-
Japanese yen loans from banks and insurance companies	3.4%	6,587	-	-	6,587	-	-	-
Japanese yen capital lease	1.9%	375	113	90	87	41	13	31
Total		¥ 23,008	¥ 2,892	¥ 13,357	¥ 6,674	¥ 41	¥ 13	¥ 31

		U.S. Dollars (thousands)						
			Fair Value, year ending March 31,					
	Average interest rates		2004	2005	2006	2007	2008	Thereafter
Japanese yen convertible bonds	1.5%	$ 112,433	$ -	$ 112,433	$ -	$ -	$ -	$ -
Foreign currency loans from bank	3.4%	23,550	23,550	-	-	-	-	-
Japanese yen loans from banks and insurance companies	3.4%	55,822	-	-	55,822	-	-	-
Japanese yen capital lease	1.9%	3,178	958	762	737	348	110	263
Total		$ 194,983	$ 24,508	$ 113,195	$ 56,559	$ 348	$ 110	$ 263

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

YEARS ENDED MARCH 31, 1999, 2000, 2001, 2002 AND 2003

	Yen (millions) and U.S. Dollars (thousands)				
	1999	2000	2001	2002	**2003**
Net sales	¥ 180,791	¥ 170,227	¥ 156,314	¥ 166,169	**¥ 175,603**
	$ 1,532,127	$ 1,442,602	$ 1,324,695	$ 1,408,212	**$ 1,488,161**
Domestic	40,587	41,123	41,849	39,510	**38,781**
	343,958	348,500	354,653	334,831	**328,653**
Overseas	140,204	129,104	114,465	126,659	**136,822**
	1,188,169	1,094,102	970,042	1,073,381	**1,159,508**
Operating income	12,838	9,924	7,093	5,873	**12,468**
	108,797	84,102	60,110	49,771	**105,661**
Income before income taxes	8,289	8,521	6,644	3,403	**9,292**
	70,246	72,212	56,305	28,839	**78,746**
Net income	3,246	4,187	2,133	133	**6,723**
	27,508	35,483	18,076	1,127	**56,974**
Working capital	145,581	143,049	142,700	144,929	**141,759**
	1,233,737	1,212,280	1,209,322	1,228,212	**1,201,348**
Long-term indebtedness	28,983	24,479	21,135	20,102	**19,843**
	245,619	207,449	179,110	170,356	**168,161**
Shareholders' equity	204,698	197,834	192,547	189,939	**182,400**
	1,734,729	1,676,559	1,631,754	1,609,653	**1,545,763**
Total assets	303,690	288,847	293,995	285,138	**278,600**
	2,573,644	2,447,856	2,491,483	2,416,424	**2,361,017**
Capital expenditures	10,372	8,168	8,366	5,958	**5,691**
	87,898	69,220	70,898	50,492	**48,229**
Depreciation and amortization	9,145	9,613	9,167	9,754	**9,740**
	77,500	81,466	77,686	82,661	**82,542**

	Yen and U.S. Dollars				
Per share of common stock and American Depositary Share:					
Earnings per share:					
Basic	¥ 20.2	¥ 26.2	¥ 13.6	¥ 0.9	**¥ 45.3**
	$ 0.17	$ 0.22	$ 0.12	$ 0.01	**$ 0.38**
Diluted	20.1	25.9	13.6	0.9	**44.2**
	0.17	0.22	0.12	0.01	**0.37**
Cash dividends applicable to the year	18.0	19.0	18.0	18.0	**18.0**
	0.15	0.16	0.15	0.15	**0.15**
Number of employees	7,546	7,915	7,953	8,157	**8,344**

Notes: (1) The U.S. dollar amounts above and elsewhere in this report represent translations, for the convenience of the reader, at the rate of ¥118 to US$1.

(2) Cash dividends per share applicable to fiscal 2000 include a special commemorative dividend of ¥1 per share.

(3) Refer to Note 12 of the notes to the consolidated financial statements for the computation of per share data.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 AND 2003

A S S E T S

	Yen (millions)		U.S. Dollars (thousands)
	2002	2003	2003
CURRENT ASSETS:			
Cash and cash equivalents	¥ 15,730	¥ 20,370	$ 172,627
Time deposits	4,572	4,520	38,305
Marketable securities	43,091	39,193	332,144
Trade receivables-			
Notes	2,453	2,122	17,983
Accounts	35,680	34,630	293,475
Less- Allowance for doubtful receivables	(1,519)	(1,456)	(12,339)
Inventories	69,507	62,606	530,559
Deferred income taxes	4,197	3,515	29,788
Prepaid expenses and other current assets	7,706	8,065	68,348
Total current assets	181,417	173,565	1,470,890
PROPERTY, PLANT AND EQUIPMENT, AT COST:			
Land	21,907	21,497	182,178
Buildings and improvements	69,205	66,738	565,576
Machinery and equipment	83,720	78,221	662,890
Construction in progress	–	2,165	18,347
	174,832	168,621	1,428,991
Less- Accumulated depreciation	(99,022)	(100,823)	(854,432)
	75,810	67,798	574,559
INVESTMENTS AND OTHER ASSETS:			
Investment securities	15,483	19,342	163,915
Deferred income taxes	4,724	10,386	88,017
Other assets	7,704	7,509	63,636
	27,911	37,237	315,568
	¥ 285,138	¥ 278,600	$ 2,361,017

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 AND 2003

LIABILITIES AND SHAREHOLDERS' EQUITY

	Yen (millions)		U.S. Dollars (thousands)
	2002	2003	2003
CURRENT LIABILITIES:			
Short-term borrowings	¥ 8,984	¥ 2,892	$ 24,508
Trade notes and accounts payable	14,681	13,956	118,271
Accrued payroll	6,568	7,162	60,695
Accrued expenses and other	3,173	3,535	29,958
Income taxes payable	3,043	3,858	32,695
Deferred income taxes	39	403	3,415
Total current liabilities	36,488	31,806	269,542
LONG-TERM LIABILITIES:			
Long-term indebtedness	20,102	19,843	168,161
Club members' deposits	16,628	14,207	120,398
Estimated retirement and termination allowances	19,050	27,778	235,407
Deferred income taxes	1,986	1,407	11,924
	57,766	63,235	535,890
MINORITY INTERESTS	945	1,159	9,822
COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)	–	–	–
SHAREHOLDERS' EQUITY:			
Common stock,			
Authorized - 292,000,000 shares in 2002 and 2003			
Issued - 153,006,992 shares in 2002 and 2003	23,803	23,803	201,721
Additional paid-in capital	45,419	45,419	384,907
Legal reserve	5,669	5,669	48,042
Retained earnings	133,723	137,753	1,167,398
Accumulated other comprehensive income (loss)	(16,446)	(25,134)	(213,000)
Treasury stock, at cost: - 3,333,250 shares in 2002 7,039,116 shares in 2003	(2,229)	(5,110)	(43,305)
	189,939	182,400	1,545,763
	¥ 285,138	¥ 278,600	$ 2,361,017

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
NET SALES	¥ 156,314	¥ 166,169	¥ 175,603	$ 1,488,161
Cost of sales	101,827	109,182	110,226	934,119
GROSS PROFIT	54,487	56,987	65,377	554,042
Selling, general and administrative expenses	47,394	51,114	52,909	448,381
OPERATING INCOME	7,093	5,873	12,468	105,661
OTHER INCOME (EXPENSES):				
Interest and dividend income	1,453	848	786	6,661
Interest expense	(1,430)	(968)	(665)	(5,635)
Exchange gains (losses) on foreign currency transactions, net	(203)	273	(1,460)	(12,373)
Realized losses on securities, net	(661)	(2,740)	(2,590)	(21,949)
Other, net	392	117	753	6,381
Total	(449)	(2,470)	(3,176)	(26,915)
INCOME BEFORE INCOME TAXES	6,644	3,403	9,292	78,746
PROVISION FOR INCOME TAXES:				
Current	5,547	4,027	2,294	19,441
Deferred	(1,036)	(757)	275	2,331
Total	4,511	3,270	2,569	21,772
NET INCOME	¥ 2,133	¥ 133	¥ 6,723	$ 56,974

	Yen			U.S. Dollars
PER SHARE OF COMMON STOCK AND AMERICAN DEPOSITARY SHARE:				
Earnings per share (Notes 3(o) and 12):				
Basic	¥ 13.6	¥ 0.9	¥ 45.3	$ 0.38
Diluted	13.6	0.9	44.2	0.37
Cash dividends for the year	19.0	18.0	18.0	0.15

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
COMMON STOCK:				
Beginning balance	¥ 24,053	¥ 23,803	¥ 23,803	$ 201,720
Purchase and retirement of common stock	(250)	–	–	–
Ending balance	¥ 23,803	¥ 23,803	¥ 23,803	$ 201,720
ADDITIONAL PAID-IN CAPITAL:				
Beginning balance	¥ 45,419	¥ 45,419	¥ 45,419	$ 384,907
Ending balance	¥ 45,419	¥ 45,419	¥ 45,419	$ 384,907
LEGAL RESERVE:				
Beginning balance	¥ 5,220	¥ 5,525	¥ 5,669	$ 48,042
Transfer from retained earnings	305	144	–	–
Ending balance	¥ 5,525	¥ 5,669	¥ 5,669	$ 48,042
RETAINED EARNINGS:				
Beginning balance	¥ 141,691	¥ 136,488	¥ 133,723	$ 1,133,246
Net income	2,133	133	6,723	56,974
Cash dividends	(2,994)	(2,754)	(2,693)	(22,822)
Transfer to legal reserve	(305)	(144)	–	–
Purchase and retirement of common stock	(4,037)	–	–	–
Ending balance	¥ 136,488	¥ 133,723	¥ 137,753	$ 1,167,398
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):				
Beginning balance	¥ (18,549)	¥ (18,688)	¥ (16,446)	$ (139,373)
Other comprehensive income (loss) for the year	(139)	2,242	(8,688)	(73,627)
Ending balance	¥ (18,688)	¥ (16,446)	¥ (25,134)	$ (213,000)
TREASURY STOCK:				
Beginning balance	¥ –	¥ –	¥ (2,229)	$ (18,890)
Purchases	–	(2,247)	(2,881)	(24,415)
Sales	–	18	–	–
Ending balance	–	¥ (2,229)	¥ (5,110)	$ (43,305)
DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):				
Net income for the year	¥ 2,133	¥ 133	¥ 6,723	$ 56,975
Other comprehensive income (loss) for the year (Note 11)	(139)	2,242	(8,688)	(73,627)
Total comprehensive income (loss) for the year (Note 11)	¥ 1,994	¥ 2,375	¥ (1,965)	$ (16,652)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	¥ 2,133	¥ 133	¥ 6,723	$ 56,975
Adjustments to reconcile net income to net cash provided by operating activities-				
Depreciation and amortization	9,167	9,754	9,740	82,542
Estimated retirement and termination allowances	1,312	246	290	2,458
Deferred income taxes	(1,036)	(757)	275	2,330
Realized losses on securities, net	661	2,740	2,590	21,949
Loss on disposals or sales of property, plant and equipment	1,944	339	1,330	11,271
Changes in assets and liabilities-				
Trade receivables	3,089	(950)	647	5,483
Inventories	(9,283)	10,110	5,446	46,152
Payables and accrued expenses	(2,290)	(1,246)	343	2,907
Income taxes payable	987	(646)	33	280
Other, net	(539)	473	(276)	(2,339)
Net cash provided by operating activities	6,145	20,196	27,141	230,008
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(8,366)	(5,958)	(5,691)	(48,229)
Purchases of marketable and investment securities	(9,253)	(16,973)	(28,056)	(237,763)
Proceeds from sales and maturities of marketable and investment securities	15,562	18,497	24,061	203,907
Proceeds from sales of property, plant and equipment	1,201	534	488	4,136
Decrease (increase) in time deposits	1,970	4,122	(541)	(4,585)
Decrease (increase) in other assets, net	(202)	(1,373)	80	678
Net cash provided by (used in) investing activities	912	(1,151)	(9,659)	(81,856)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings, net	5,569	(7,058)	(4,254)	(36,051)
Redemption of bonds	(4,000)	(128)	(1,610)	(13,644)
Repayment of long-term indebtedness	–	(3,727)	(25)	(212)
Repayment of club members' deposits	(326)	(422)	(1,918)	(16,254)
Purchases of common stock, net	(4,287)	(2,229)	(2,881)	(24,415)
Cash dividends paid	(2,994)	(2,754)	(2,693)	(22,822)
Net cash used in financing activities	(6,038)	(16,318)	(13,381)	(113,398)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥ 1,013	¥ (985)	¥ 539	$ 4,568
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,032	1,742	4,640	39,322
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,956	13,988	15,730	133,305
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 13,988	¥ 15,730	¥ 20,370	$ 172,627
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash paid during the year for-				
Interest	¥ 1,445	¥ 970	¥ 672	$ 5,695
Income taxes	4,560	4,673	2,262	19,169
Noncash investing and financing activities-				
Capital lease obligations incurred	192	–	–	–

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Makita Corporation ("the Company") is a top manufacturer of portable electric power tools and a recognized leader globally. The Company and its consolidated subsidiaries' main products include circular saws, jig saws, planers, drills, hammers, grinders and sanders. The Company and its consolidated subsidiaries also manufacture and sell stationary woodworking machines and pneumatic tools as well as garden tools and products for indoor household use.

Domestic sales are made by the Company, while overseas sales are made under the Makita brand name, almost entirely through sales subsidiaries and distributors. Approximately 77.9% of consolidated net sales for the year ended March 31, 2003 were generated from customers outside Japan, with 26.0% from North America, 32.8% from Europe and 19.1% from other areas.

The Company and its consolidated subsidiaries' manufacturing operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China and Canada.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

Foreign subsidiaries translate their financial statements into Japanese yen from each of their functional currencies. The accounts and the financial statements of the Company and domestic subsidiaries are maintained and reported in their functional currency, the Japanese yen.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company and its consolidated subsidiaries' books, to present them in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Solely for the convenience of the reader, the accompanying consolidated financial statement amounts for the year ended March 31, 2003 are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥118 to US$1 at March 31, 2003.

3. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Foreign Currency Translation

Under the provisions of the Statement of Financial Accounting Standards ("SFAS") No.52 "Foreign Currency Translation", assets and liabilities are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in translating the financial statements of the overseas subsidiaries. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity.

Transaction gains and losses are recognized in earnings in the period incurred.

(c) Cash equivalents

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, the Company considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(d) Marketable and Investment Securities

The Company conforms with SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities". All marketable securities and investment securities have been categorized as available-for-sale securities or held-to-maturity securities. As a matter of policy, the Company does not engage in trading activities. Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes. However, the Company and its consolidated subsidiaries recognize holding losses as realized in respect of available-for-sale securities for which the market value is below the carrying value when management determines that the decline is other than temporary through review of the investee's financial condition and operating performance as well as general market conditions and duration of the decline.

Non-marketable equity securities are carried at cost. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

The Company and its consolidated subsidiaries classify in current assets marketable securities which are available for current operations. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

(e) Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(f) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(g) Property,Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives. The depreciation period generally ranges from 10 years to 50 years for buildings and from 3 years to 10 years for machinery and equipment. Effective rates of depreciation for the years ended March 31, 2001, 2002 and 2003 are summarized below:

	2001	2002	2003
Buildings and improvements	6.7%	8.8%	11.9%
Machinery and equipment	28.0%	28.1%	28.3%

Certain leased buildings and improvements and machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2002 and 2003 was as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2002	2003	2003
Aggregate cost	¥ 1,139	¥ 946	$ 8,017
Accumulated depreciation	636	606	5,136

Expenditures for ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in earnings.

(h) Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other intangible Assets."

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead requires that an annual review for impairment be performed. The Company fully adopted the provisions of SFAS No. 141 and SFAS No. 142 on April 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 did not have any material effect on consolidated financial statements.

(i) Research and Development and Advertising Costs

Research and development costs included in selling, general and administrative expenses on the consolidated statements of income are expensed as incurred and totaled ¥3,435 million, ¥3,746 million and ¥ 3,856 million ($ 32,678 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Advertising costs are also expensed as incurred and totaled ¥3,164 million, ¥3,738 million and ¥3,616 million ($30,644 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

(j) Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses on the consolidated statements of income. Shipping and handling costs were ¥3,730 million, ¥4,759 million and ¥4,003 million ($33,924 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

(k) Income Taxes

The Company conforms with SFAS No.109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses and cost of sales. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(m) Pension Plans

The Company conforms with SFAS No.87, "Employers' Accounting for Pensions," in accounting for retirement and termination benefit plans. Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets and assessment of current plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available consistent with the maturity of the pension benefits.

(n) Accounting for Stock Splits

The Commercial Code of Japan ("the Code") permits Japanese companies, upon approval of the Board of Directors, to make a share distribution to existing shareholders in the form of a stock split. The Code requires no accounting recognition for such share distribution to existing shareholders in the form of a stock split.

U.S. GAAP requires most such stock splits to be accounted for as stock dividends by reducing retained earnings by an amount equal to the market value of the shares issued. Had such prior stock splits been accounted for in this manner, additional paid-in capital as of March 31, 2003 would have been increased by approximately ¥115,072 million ($975,186 thousand) with a corresponding decrease in retained earnings. Total shareholders' equity would have remained unchanged.

(o) Earnings Per Share

The Company conforms with SFAS No.128, "Earnings per Share," which establishes standards for computing and presenting earnings per share. SFAS No.128 also requires dual presentation of basic and diluted earnings per share on the face of the consolidated statements of income for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic and diluted earnings per share computation (see Note 12).

Basic earnings per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution and has been computed on the basis that all convertible bonds were converted at the beginning of the year or at the time of issuance unless they were antidilutive.

(p) Impairment of Long-Lived Assets

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use or to be disposed of. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles having finite useful lives to be held and used by an entity be reviewed for impairment, based on the undiscounted cash flows expected to be generated therefrom, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 also requires that any such impaired assets and other long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 144 on April 1, 2002 did not have a material effect on the Company's consolidated results of operations and financial position.

(q) Derivative Financial Instruments

The Company conforms to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." Both statements require the Company and its consolidated subsidiaries to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair values. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

The Company and its consolidated subsidiaries use various derivative instruments to manage interest rate and currency exchange rate risk for the purpose of fair value hedge. To qualify for hedge accounting in accordance with SFAS No. 133, the Company and its consolidated subsidiaries require that the derivative instruments are effective in reducing the risk exposure that they are designated to hedge. The Company and its consolidated subsidiaries formally designate and document the derivative instruments as a hedge of specific underlying exposures, as well as the risk management objectives and strategies for undertaking the hedge transactions. Derivative instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative instruments are expected to be highly effective at offsetting changes in fair value of the underlying exposure both at the inception of the hedging relationship and on an ongoing basis.

Changes in the fair value of a derivative instrument that is designated as a fair value hedge and highly effective, along with offsetting changes in fair value of the underlying hedged exposure, are recorded in earnings.

When the underlying hedged item ceases to exist, all changes in the fair value of the derivative instrument are recognized in earnings until the derivative instrument matures. When the underlying transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value.

Any changes in the fair value of derivative instruments that are not designated as hedges, as well as changes in the value of derivatives that do not offset the underlying hedged item throughout the designated hedge period (collectively "ineffectiveness"), are immediately recognized in earnings.

Prior to the adoption of SFAS No. 133 and No. 138 on April 1, 2001, net interest receivables or payables arising from the interest rate swaps, which were used as a means of managing interest rate exposures, were accrued over the contracted periods, and changes in fair values of the interest rate swaps were not reflected in the consolidated financial statements. Gains and losses arising from forward exchange contracts, currency swaps and currency options, which were used as a means of hedge against foreign currency exposure on assets and liabilities denominated in foreign currencies, were recognized based on changes in foreign currency exchange rates, and were offset by foreign exchange gains or losses on the assets and liabilities hedged. The cumulative effect on net income of adopting SFAS No. 133 and SFAS No. 138, net of related income taxes, was not material.

(r) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of the allowance for doubtful receivables, impairment on long-lived assets, realizability of deferred tax assets, the determination of unrealized losses on securities of which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and the determination of fair value of derivative instruments.

(s) Revenue Recognition

The Company and its consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has passed to the customers, the sales price is fixed or determinable and collectibility is reasonably assured, which typically occurs when products are received by customers.

Effective April 1, 2002, Makita adopted Emerging Issues Task Force (EITF) Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products ("EITF 01-9"), issued by the EITF in November 2001. The Company's adoption of EITF 01-9 resulted in a change in the method of accounting for certain incentive offerings. Previously, marketing incentive payments and other similar payments were accounted for within selling, general and administrative expenses or non-operating expenses. As a result of this change, net sales and operating income for the year ended March 31, 2003 were less than they would have been under the previous accounting treatment by ¥4,965 million and ¥865 million, respectively. The Company has reclassified prior fiscal years amounts to conform to the new accounting method which reduced net sales by ¥3,866 million and ¥4,360 million and operating income by ¥748 million and ¥742 million in 2001 and 2002, respectively. However, the change in accounting does not affect income before income taxes or net income.

(t) Operating Segment Information

The Company conforms to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires disclosure of financial and descriptive information about the Company's reportable operating segments.

(u) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, " Accounting for Asset Retirement Obligations." SFAS No. 143 requires that a liability for an asset retirement obligation be recognized at the fair value. The Company has adopted SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's consolidated results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. The Company has adopted the provision related to rescission of FASB No. 4 on April 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company's consolidated results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, " Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not have any stock-based employee compensation arrangements as of March 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, provisions which relate to forward purchases or sales or when-issued securities or other securities that do not exist yet, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Adoption of SFAS No. 149 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51." FIN No. 46 provides guidance on the consolidation of certain entities that do not have sufficient equity to cover expected losses of certain entities in which equity holders lack adequate decision-making ability. Such entities are referred to as variable interest entities ("VIEs"), and FIN No. 46 requires a company to consolidate VIEs if the company has interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN No. 46 is currently effective for VIEs created after January 31, 2003, and for VIEs created before February 1, 2003 in fiscal periods beginning after June 15, 2003. The Company has invested in bonds issued by an unrelated VIE. However, such investment is an insignificant variable interest in the VIE and the adoption of FIN No. 46 will have no material effect on the Company's consolidated financial statements.

In November 2002, EITF reached a consensus on Issue No. 00-21,"Accounting for Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery of performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Company will adopt EITF No. 00-21 on July 1, 2003. The adoption of EITF No. 00-21 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

(v) Reclassifications

Certain other reclassifications have been made to the prior years' consolidated financial statements to conform with the presentation used for the year ended March 31, 2003. In this regard, certain gains and losses on sale and disposal property, plant and equipment, which were previously classified in other income (expenses), are classified in selling, general and administrative expenses in the fiscal year ended March 31, 2003. As a result of the reclassification, operating income for the year ended March 31, 2001 and 2002 decreased by ¥1,944 million and ¥339 million, respectively.

4. INVENTORIES

Inventories as of March 31, 2002 and 2003 comprised the following:

	Yen (millions)		U.S. Dollars (thousands)
	2002	2003	2003
Finished goods	¥ 59,796	¥ 53,068	$ 449,729
Work in process	2,030	1,794	15,203
Raw materials and parts	7,681	7,744	65,627
	¥ 69,507	¥ 62,606	$ 530,559

5. MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities as of March 31, 2002 and available-for-sale securities and held-to-maturity securities as of March 31, 2003.

The cost, gross unrealized holding gains and losses and fair value for such securities by major security type as of March 31, 2002 and 2003 were as follows:

	Yen (millions)			
		Gross Unrealized Holding		
As of March 31, 2002	Cost	Gains	Losses	Fair value
Available-for-sale:				
Marketable securities:				
Japanese and foreign governmental debt securities	¥ 201	¥ 20	¥ –	¥ 221
Corporate and bank debt securities	6,111	19	166	5,964
Funds in trusts	1,123	1	–	1,124
Investments in trusts	33,255	203	4	33,454
Marketable equity securities	1,944	413	29	2,328
	¥ 42,634	¥ 656	¥ 199	¥ 43,091
Investment securities:				
Corporate and bank debt securities	¥ 2,953	¥ 5	¥ –	¥ 2,958
Investments in trusts	407	–	–	407
Marketable equity securities	9,038	2,669	166	11,541
Non-marketable equity securities (carried at cost)	577	–	–	577
	¥ 12,975	¥ 2,674	¥ 166	¥ 15,483

	Yen (millions)			
		Gross Unrealized Holding		
As of March 31, 2003	Cost	Gains	Losses	Fair value
Available-for-sale:				
Marketable securities:				
Japanese and foreign governmental debt securities	¥ 200	¥ 13	¥ –	¥ 213
Corporate and bank debt securities	7,597	112	1	7,708
Funds in trusts	654	–	–	654
Investments in trusts	28,837	44	26	28,855
Marketable equity securities	1,582	259	78	1,763
	¥ 38,870	¥ 428	¥ 105	¥ 39,193
Investment securities:				
Corporate and bank debt securities	¥ 2,954	¥ 52	¥ –	¥ 3,006
Investments in trusts	922	64	–	986
Marketable equity securities	8,175	1,570	490	9,255
Non-marketable equity securities (carried at cost)	608	–	–	608
	¥ 12,659	¥ 1,686	¥ 490	¥ 13,855
Held-to-maturity:				
Investment securities:				
Japanese governmental debt securities	¥ 2,926	¥ 1	¥ 0	¥ 2,927
Japanese corporate debt securities	2,561	0	1	2,560
	¥ 5,487	¥ 1	¥ 1	¥ 5,487

As of March 31, 2003	U.S. Dollars (thousands)			
		Gross Unrealized Holding		
	Cost	Gains	Losses	Fair value
Available-for-sale:				
Marketable securities:				
Japanese and foreign governmental debt securities	$ 1,695	$ 110	$ –	$ 1,805
Corporate and bank debt securities	64,382	949	9	65,322
Funds in trusts	5,542	–	–	5,542
Investments in trusts	244,381	373	220	244,534
Marketable equity securities	13,407	2,195	661	14,941
	$ 329,407	$ 3,627	$ 890	$ 332,144
Investment securities:				
Corporate and bank debt securities	$ 25,034	$ 441	$ –	$ 25,475
Investments in trusts	7,814	542	–	8,356
Marketable equity securities	69,280	13,305	4,153	78,432
Non-marketable equity securities (carried at cost)	5,152	–	–	5,152
	$ 107,280	$ 14,288	$ 4,153	$ 117,415
Held-to-maturity:				
Investment securities:				
Japanese governmental debt securities	$ 24,797	$ 8	$ 0	$ 24,805
Japanese corporate debt securities	21,703	0	8	21,695
	$ 46,500	$ 8	$ 8	$ 46,500

Funds in trusts represent short-term funds deposited with trust banks in individual accounts and managed by the Company. As of March 31, 2003, all funds consisted of bank deposits.

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by fund managers in the trust banks. As of March 31, 2003, each fund consisted of marketable equity securities and interest-bearing bonds.

Maturities of debt securities classified as available-for-sale or held-to-maturity as of March 31, 2003, regardless of their balance sheet classification, were as follows:

	Yen (millions)		U.S. Dollars (thousands)	
	Cost	Fair value	Cost	Fair value
Due within one year	¥ 3,694	¥ 3,705	$ 31,305	$ 31,398
Due after one to five years	8,015	8,119	67,924	68,805
Due after five to ten years	1,507	1,581	12,771	13,398
Due after ten years	1,585	1,594	13,432	13,509
Indefinite periods	1,437	1,415	12,178	11,992

Debt securities which have indefinite periods shown above represent investments in perpetual subordinated bonds with issuer's optional redemption rights. Fixed interest rates, 2.00 or 2.01 per cent per annum have been applied for the interest period to July 12 or 27, 2005, respectively, and 6 month LIBOR plus 2.25 per cent per annum will be applied for the interest period commencing on July 13 or 28, 2005, respectively, and thereafter in pursuance of the terms of the contract.

Gross realized gains on the sales of marketable securities and investment securities for the years ended March 31, 2001, 2002 and 2003 amounted to ¥713 million, ¥546 million and ¥337 million ($2,856 thousand), respectively, and gross realized losses, which include the gross realized losses to be considered as other than temporary, during the years ended March 31, 2001, 2002 and 2003 amounted to ¥1,374 million, ¥3,286 million and ¥2,927 million ($24,805 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to income as realized losses on securities, amounting to ¥1,126 million, ¥2,970 million and ¥2,630 million ($22,288 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Proceeds from the sales and maturities of available-for-sale securities were ¥15,562 million, ¥18,497 million and ¥24,061 million ($203,907 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

6. INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
Income before income taxes:				
Domestic	¥ 6,403	¥ 4,221	¥ 3,029	$ 25,670
Foreign	241	(818)	6,263	53,076
	¥ 6,644	¥ 3,403	¥ 9,292	$ 78,746
Provision for income taxes:				
Current-				
Domestic	¥ 4,465	¥ 2,729	¥ 2,433	$ 20,619
Foreign	1,082	1,298	(139)	(1,178)
	5,547	4,027	2,294	19,441
Deferred-				
Domestic	(1,217)	(599)	687	5,822
Foreign	181	(158)	(412)	(3,492)
	(1,036)	(757)	275	2,330
Consolidated provision for income taxes	¥ 4,511	¥ 3,270	¥ 2,569	$ 21,771

Total income taxes were allocated as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
Provision for income taxes	¥ 4,511	¥ 3,270	¥ 2,569	$ 21,771
Shareholders' equity:				
Foreign currency translation adjustment	(269)	(619)	(627)	(5,314)
Net unrealized holding gains (losses) on available-for-sale securities	(2,376)	(949)	(599)	(5,076)
Minimum pension liability adjustment	(2,501)	(1,822)	(3,899)	(33,042)
	¥ (635)	¥ (120)	¥ (2,556)	$ 21,661

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 9.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.4%.

Reconciliations of the combined statutory income tax rate to the effective income tax rates were as follows:

	Year ended March 31,		
	2001	2002	2003
Combined statutory income tax rate in Japan	41.4%	41.4%	41.4%
Non-deductible expenses	1.4	2.2	1.0
Non-taxable dividends received	(1.1)	(1.6)	(0.3)
Change in valuation allowance	26.9	56.8	4.7
Advance pricing agreement	–	–	(18.2)
Effect on change in enacted tax rate	–	–	3.4
Tax sparing	(1.2)	(3.0)	(3.3)
Other, net	0.5	0.3	(1.1)
Effective income tax rate	67.9%	96.1%	27.6%

In 1997, Makita USA and the Parent Company entered into a bilateral advance pricing agreement (APA) negotiation with the Internal Revenue Service (IRS) and the National Tax Authority of Japan (NTA) to avoid double taxation resulting from transfer price adjustments. The APA covers fiscal years 1995 through 2001. In July 2002, the IRS and the NTA reached an agreement, which results in additional taxable income and reduced operating loss carryforwards in the U.S., and a reduction of taxable income and tax liability in Japan. Consequently the effects of the APA resulted in an overall decrease to income taxes in 2003.

According to the provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, in the manner as if no special exemption or reduction was provided. The Company applied tax sparing mainly to China. Consequently the effects of tax sparing caused the tax rate difference shown above.

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred tax assets and liabilities has been reduced from 41.4% to 40.2% for years beginning after March 31, 2004. The effect of this tax rate change of ¥312 million ($2,644 thousand) was charged to income taxes in 2003.

Significant components of deferred income tax assets and liabilities as of March 31, 2002 and 2003 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2002	2003	2003
Deferred income tax assets:			
Investment securities	¥ 1,464	¥ 1,671	$ 14,161
Estimated retirement and termination allowances and other accrued expenses	1,866	1,906	16,153
Pension liability	5,174	8,810	74,661
Inventories	2,941	1,591	13,483
Fixed assets	1,885	2,726	23,102
Accrued payroll	1,496	1,653	14,008
Net operating loss carryforwards	5,872	2,952	25,017
Other	956	1,481	12,551
Total gross deferred tax assets	21,654	22,790	193,136
Valuation allowance	(9,050)	(6,694)	(56,729)
	¥ 12,604	¥ 16,096	$ 136,407
Deferred income tax liabilities:			
Undistributed earnings of overseas subsidiaries	¥ 2,596	¥ 2,291	$ 19,415
Marketable securities	1,227	611	5,178
Inventories	1,667	1,014	8,593
Other	218	89	754
	¥ 5,708	¥ 4,005	$ 33,940

The net changes in the total valuation allowances for the years ended March 31, 2002 and 2003 were increases (decreases) of ¥2,258 million and (¥1,679) million ($14,229 thousand), respectively.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the benefits of these deductible differences, net of the existing valuation allowance will be realized. The amount of the deferred tax asset considered realizable, however, would be reduced if estimates of future taxable income during the carryforward period are reduced. The valuation allowance principally relates to the tax effects of net operating losses and depreciation recorded by certain subsidiaries.

As of March 31, 2003, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥7,981 million ($67,636 thousand) which were available to reduce future income taxes. The net operating losses will expire as follows:

	Yen (millions)	U.S. Dollars (thousands)
Within 5 years	¥ 1,043	$ 8,839
6 to 20 years	5,115	43,348
Indefinite periods	1,823	15,449
	¥ 7,981	$ 67,636

7. RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees benefit plans covering substantially all of the employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan, which covers substantially all of the employees of the Company, includes the governmental welfare pension benefits ("substitutional portion") that would otherwise be provided by the Japanese government in accordance with the Welfare Pension Insurance Law in Japan.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement. These contributory and non contributory plans are funded in conformity with governmental regulations which basically require an employer to contribute the unfunded benefit over 20 years. The plans' assets are invested primarily in interest-bearing securities and marketable equity securities.

The net periodic benefit costs of the defined benefit plans for the years ended March 31, 2001, 2002 and 2003 consisted of the following components:

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
Service cost-benefit earned during the year	¥ 1,970	¥ 1,983	¥ 2,211	$ 18,737
Interest cost on projected benefit obligation	1,321	1,386	1,302	11,034
Expected return on plan assets	(930)	(850)	(764)	(6,475)
Amortization of prior service cost	32	66	12	102
Recognized actuarial loss	138	340	584	4,949
Net periodic pension costs	¥ 2,531	¥ 2,925	¥ 3,345	$ 28,347

Weighted-average actuarial assumptions:			
Discount rate	3.1%	2.6%	2.1%
Assumed rate of increase in future compensation levels	2.4%	2.3%	2.3%
Expected long-term rate of return on plan assets	3.5%	3.0%	2.5%

The domestic plan represents substantially the entire pension obligation as of March 31, 2003. The discount rate and expected long-term rate of return on plan assets assumed to determine the pension obligation for the Company relevant to the domestic plan were 3.0% and 3.5% for the year ended March 31, 2001, 2.5% and 3.0% for the year ended March 31, 2002 and 2.0% and 2.5% for the year ended March 31, 2003, respectively.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2002	2003	2003
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 43,881	¥ 50,651	$ 429,246
Service cost	1,983	2,211	18,737
Interest cost	1,386	1,302	11,034
Employees' contributions	267	226	1,915
Amendments	1,161	(1,472)	(12,475)
Actuarial loss	2,900	6,392	54,169
Benefits paid	(1,017)	(1,185)	(10,042)
Foreign exchange impact	90	170	1,441
Benefit obligation at end of year	50,651	58,295	494,025
Change in plan assets:			
Fair value of plan assets at beginning of year	27,433	27,895	236,398
Actual return on plan assets	(1,418)	(3,910)	(33,136)
Employer contributions	2,549	3,098	26,254
Employees' contributions	267	226	1,915
Benefits paid	(945)	(1,104)	(9,356)
Foreign exchange impact	9	(4)	(33)
Fair value of plan assets at end of year	27,895	26,201	222,042
Funded status	(22,756)	(32,094)	(271,983)
Unrecognized net actuarial loss	16,882	27,455	232,669
Prior service cost not yet recognized in net periodic benefit cost	940	(507)	(4,296)
Unrecognized net transition obligation being recognized over 19 years	227	190	1,610
Net amount recognized	¥ (4,707)	¥ (4,956)	$ (42,000)
Amounts recognized in the consolidated balance sheets consist of;			
Accrued benefit liability	¥ (18,412)	¥ (26,929)	$ (228,212)
Prepaid benefit expenses	40	58	492
Intangible assets included in other assets	1,167	-	-
Accumulated other comprehensive loss, gross of tax	12,498	21,915	185,720
Net amount recognized	¥ (4,707)	¥ (4,956)	$ (42,000)

Accumulated benefit obligations of the defined benefit plans were ¥46,069 million and ¥53,072 million ($449,762 thousand) as of March 31, 2002 and 2003, respectively.

As a result of the changes in the discount rates used for the domestic plan in the years ended March 31, 2002 and 2003, the benefit obligation as of March 31, 2002 and 2003 was approximately ¥4,936 and ¥5,773 million ($48,924 thousand) more than it would have been using the previous discount rates of 3.0% and 2.5%, respectively.

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥217 million, ¥252 million and ¥256 million ($2,169 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

As noted above, the domestic contributory plan is composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government (similar to social security benefits in the United States). The Company has been exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan are invested and managed as a single portfolio for the entire domestic contributory plan and are not separately attributed to the substitutional and corporate portions. The substitutional portion represents approximately 30% of the total projected benefit obligation of the domestic contributory plan as of March 31, 2003. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government would be responsible for all benefit payments. The corporate portion of the domestic contributory plan would continue to exist exclusively as a corporate defined benefit pension plan. In this regard, the Company has elected to transfer the substitutional portion of its domestic contributory plan to the government. The process of separating the substitutional portion from the corporate portion includes several phases. In January 2003, the Company received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its domestic contributory plan. The Company will account for the transfer in accordance with EITF 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As specified in EITF 03-02, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Accordingly, there has been no effect on the Company's consolidated financial statements for the fiscal year ended March 31, 2003. The aggregate effect of this separation will be determined based on the Company's pension benefit obligation as of the date the transfer is completed and the amount of plan assets required to be transferred.

8. SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥7,220 million and ¥2,779 million ($23,551 thousand) as of March 31, 2002 and 2003, respectively consisted primarily of bank and insurance company borrowings denominated in foreign currencies by overseas subsidiaries. As of March 31, 2002 and 2003, the weighted average interest rates on the borrowings were 2.9% and 3.4%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for the short-term borrowings amounting to ¥46,672 million and ¥26,332 million ($223,153 thousand) as of March 31, 2002 and 2003, respectively.

As of March 31, 2002 and 2003, long-term indebtedness consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2002	2003	2003
1.6% unsecured convertible bonds, payable in yen, due 2003	¥ 1,610	¥ –	$ –
1.5% unsecured convertible bonds, payable in yen, due 2005	12,994	12,994	110,119
3.4% (weighted average rate) unsecured loans from banks and insurance companies in various foreign currencies, due 2002 through 2006	6,733	6,587	55,822
Capital lease obligations (see Note 3(g))	529	375	3,178
Total	21,866	19,956	169,119
Less- Current maturities included in short-term borrowings	(1,764)	(113)	(958)
	¥ 20,102	¥ 19,843	$ 168,161

In accordance with SFAS No. 133, changes in fair values of fixed rate long-term indebtedness amounting to ¥708 million and ¥587 million ($4,975 thousand) as of March 31, 2002 and 2003 respectively, which are effectively hedged by using derivative instruments, are reflected in the carrying value of the long-term indebtedness in the accompanying consolidated balance sheets.

The convertible bonds are currently convertible into common stock at the option of the holders at conversion price as follows:

	Conversion Price (Yen)
1.5% convertible bonds	2,259.90

The conversion price is subject to adjustment for stock splits and for shares issued at less than market value. The outstanding convertible bonds are redeemable at the option of the Company on or after April 1, 2003 at prices ranging from 101.0% to 100.0% of the principal amount under certain conditions as provided in the agreements.

If all outstanding bonds were converted as of March 31, 2003, 5,749,811 shares of common stock would be issuable.

The aggregate annual maturities of long-term indebtedness, excluding SFAS No. 133 fair value adjustments, subsequent to March 31, 2003 are as summarized below:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2004	¥ 113	$ 958
2005	13,084	110,881
2006	6,087	51,585
2007	41	347
2008	13	110
2009 and thereafter	31	263
	¥ 19,369	$ 164,144

9. CLUB MEMBERS' DEPOSITS

The Company owns and operates a golf club in Japan and solicited golf club members and received noninterest-bearing deposits. All golf club members are required to maintain such deposits for at least a 10-year term, but they are refundable if and when members would terminate their memberships. Accordingly, such deposits are recorded as club members' deposits in long-term liabilities in the accompanying consolidated balance sheets.

10. SHAREHOLDERS' EQUITY

The Commercial Code of Japan ("the Code") provides that an amount equal to at least 10% of cash dividends paid and other cash distributions from retained earnings with respect to each fiscal year be transferred to the legal reserve until the aggregated amount of additional paid-in capital and the legal reserve equals 25% of the stated common stock amount. Under the condition that the aggregate amount of additional paid-in capital and legal reserve remains at least equal to 25% of the common stock amount, the excess portion is available for distribution or release for certain other purposes by the resolution of the annual general shareholders' meeting.

In addition, the Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company may divide the principal amount of bonds converted into common stock equally into common stock and additional paid-in capital by resolution of the Board of Directors.

The Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation approved by the shareholders. On June 27, 2002. The shareholders of the Company approved to purchase of the outstanding shares of the Company up to a maximum of 4.0 million shares and ¥4,000 million($33,898 thousand). On November 19, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 1.5 million shares and ¥1,500 million($12,712 thousand). In connection therewith, the Company had purchased such shares totaling 1.4 million shares at a cost of ¥993 million ($8,415 thousand). On December 16, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 2.3 million shares and ¥1,867 million ($15,822 thousand). In connection therewith, the Company had purchased such shares totaling 2 million shares at a cost of ¥1,631 million ($13,822 thousand). In addition, the Company had purchased 0.3 million odd shares at a cost of ¥257 million ($2,178 thousand) during the year ended March 31, 2003. As a result, the Company purchased 3.7 million shares at a cost of ¥2,881 million ($24,415 thousand) during the year ended March 31,2003.

Prior to October 1, 2001, the Code allowed a company to retire a portion of its outstanding shares upon approval of the shareholders at the annual general shareholders' meeting or of the Board of Directors if stipulated in the Articles of Incorporation. On June 26, 1998, the Company's annual general shareholders' meeting passed a resolution to enable the Company to purchase and retire outstanding shares and to approve the retirement of the outstanding shares up to a maximum of 16.0 million shares. In accordance with the resolution, the Company repurchased 5.0 million shares amounting to ¥4,287 million for the year ended March 31, 2001. On November 2, 2001, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 4.0 million shares and ¥3,500 million. In connection therewith, the Company purchased such shares totaling 3.3 million shares at a cost of ¥2,204 million for the year ended March 31, 2002.

The Code provides that cash dividends may be approved semiannually by the resolution of the annual general shareholders' meeting after the end of each fiscal year or by the declaration of the Board of Directors after the end of each interim semi-annual period. Such dividends are payable to shareholders of record at the end of each fiscal year or semi-annual period. In accordance with the Code, the resolution or declaration of these dividends and the related appropriations of retained earnings have not been reflected in the consolidated financial statements at the end of such fiscal years or interim six-month periods. The amount of retained earnings legally available under the Code for distribution is that recorded in the Company's non-consolidated books and equaled ¥107,687 million ($912,602 thousand) as of March 31, 2003. The Board of Directors has declared a cash dividend (¥9 per share) totaling ¥1,313 million ($11,127 thousand) to be paid to the shareholders of record on March 31, 2003. As the dividend is subject to approval at the next annual general shareholders' meeting to be held on June 27, 2003, it has not been reflected in the accompanying consolidated financial statements at March 31, 2003.

11. OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2001,2002,2003 was as follows

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

	Yen (millions)			U.S.Dollars (thousands)
	2001	2002	2003	2003
Foreign currency translation adjustments:				
Beginning balance	¥ (23,634)	¥ (16,870)	¥ (10,699)	$ (90,670)
Adjustment for the year	6,764	6,171	(2,323)	(19,686)
Ending balance	¥ (16,870)	¥ (10,699)	¥ (13,022)	(110,356)
Net unrealized holding gains on securities Available-for-sale:				
Beginning balance	¥ 6,037	¥ 2,674	¥ 1,325	$ 11,229
Adjustment for the year	(3,363)	(1,349)	(847)	(7,178)
Ending balance	¥ 2,674	¥ 1,325	¥ 478	$ 4,051
Minimum pension liability adjustment:				
Beginning balance	¥ (952)	¥ (4,492)	¥ (7,072)	$ (59,932)
Adjustment for the year	(3,540)	(2,580)	(5,518)	(46,763)
Ending balance	¥ (4,492)	¥ (7,072)	¥ (12,590)	$ (106,695)
Total accumulated comprehensive income (loss)				
Beginning balance	¥ (18,549)	¥ (18,688)	¥ (16,446)	$ (139,373)
Adjustment for the year	(139)	2,242	(8,688)	(73,627)
Ending balance	¥ (18,688)	¥ (16,446)	¥ (25,134)	$ (213,000)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2001			
Foreign currency translation adjustment	¥ 6,495	¥ 269	¥ 6,764
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	(6,400)	2,650	(3,750)
Less- Reclassification adjustment for (gains) losses realized in net income	661	(274)	387
Net unrealized gains (losses)	(5,739)	2,376	(3,363)
Minimum pension liability adjustment	(6,041)	2,501	(3,540)
Other comprehensive income (loss)	¥ (5,285)	¥ 5,146	¥ (139)

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2002			
Foreign currency translation adjustment	¥ 5,552	¥ 619	¥ 6,171
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	(5,038)	2,083	(2,955)
Less- Reclassification adjustment for (gains) losses realized in net income	2,740	(1,134)	1,606
Net unrealized gains (losses)	(2,298)	949	(1,349)
Minimum pension liability adjustment	(4,402)	1,822	(2,580)
Other comprehensive income (loss)	¥ (1,148)	¥ 3,390	¥ 2,242

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2003			
Foreign currency translation adjustment	¥ (2,950)	¥ 627	¥ (2,323)
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	(4,036)	1,671	(2,365)
Less- Reclassification adjustment for (gains) losses realized in net income	2,590	(1,072)	1,518
Net unrealized gains (losses)	(1,446)	599	(847)
Minimum pension liability adjustment	(9,417)	3,899	(5,518)
Other comprehensive income (loss)	¥ (13,813)	¥ 5,125	¥ (8,688)

	U.S. Dollars (thousands)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2003			
Foreign currency translation adjustment	$ (25,000)	$ 5,314	$ (19,686)
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	(34,203)	14,161	(20,042)
Less- Reclassification adjustment for (gains) losses realized in net income	21,949	(9,085)	12,864
Net unrealized gains (losses)	(12,254)	5,076	(7,178)
Minimum pension liability adjustment	(79,805)	33,042	(46,763)
Other comprehensive income (loss)	$ (117,059)	$ 43,432	$ (73,627)

12. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2001	2002	2003	2003
Net income available to common shareholders	¥ 2,133	¥ 133	¥ 6,723	$ 56,975
Effect of dilutive securities:				
2.1% unsecured convertible bonds, due 2002	2	–	–	–
1.6% unsecured convertible bonds, due 2003	–	–	13	110
1.5% unsecured convertible bonds, due 2005	–	–	115	974
Diluted net income	¥ 2,135	¥ 133	¥ 6,851	$ 58,059

	Number of shares		
Weighted average common shares outstanding	156,630,908	151,776,242	148,444,219
Dilutive effect of:			
2.1% unsecured convertible bonds, due 2002	121,812	–	–
1.6% unsecured convertible bonds, due 2003	–	–	828,134
1.5% unsecured convertible bonds, due 2005	–	–	5,749,811
Weighted average diluted common shares outstanding	156,752,720	151,776,242	155,022,164

	Yen			U.S. Dollars
Earnings per share:				
Basic	¥13.6	¥0.9	¥45.3	$0.38
Diluted	13.6	0.9	44.2	0.37

2.1% unsecured convertible bonds were redeemed in February 2002, and 1.6% unsecured convertible bonds were redeemed in February 2003. The 1.5% and 1.6% bonds were antidilutive in 2001 and all bonds were antidilutive in 2002.

13. COMMITMENTS AND CONTINGENT LIABILITIES

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The Company adopted FIN No. 45 in fiscal year 2003.

The Company was contingently liable for guarantees of housing loans to employees totaling ¥33 million ($280 thousand) as of March 31, 2003.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

The Company and its consolidated subsidiaries made rental payments of ¥1,620 million, ¥1,770 million and ¥1,737 million ($14,720 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2001, 2002 and 2003, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2003 were as follows:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2004	¥ 613	$ 5,195
2005	506	4,288
2006	384	3,254
2007	277	2,347
2008	207	1,754
2009 and thereafter	473	4,009
	¥ 2,460	$ 20,847

The company and its consolidated subsidiaries issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. Change in accrued product warranty cost for the year ended March 31, 2003 is summarized as follows:

	Yen (millions)	U.S. Dollars (thousands)
Balance at beginning of year	¥ 674	$ 5,712
Addition	467	3,958
Utilization	(439)	(3,720)
Foreign exchange impact	(9)	(77)
Balance at end of year	¥ 693	$ 5,873

14. DERIVATIVES AND HEDGING ACTIVITIES

(a) Risk management policy

The Company and its consolidated subsidiaries are exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options and interest rate swaps utilized by the Company and certain of its consolidated subsidiaries to reduce these risks. The Company and its consolidated subsidiaries do not use derivative instruments for trading or speculation purpose.

The Company and its consolidated subsidiaries are also exposed to risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts, while it is not expected that any counter parties will fail to meet their obligations, because most of the counter parties are internationally recognized financial institutions whom management deems to be creditworthy and contracts are diversified into a number of major financial institutions.

(b) Foreign currency exchange rate risk management

The Company and its consolidated subsidiaries operate internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates, and enter into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair value of these derivative instruments as of March 31, 2002 and 2003 were recorded as ¥6 million and ¥27 million ($229 thousand) in assets and ¥884 million and ¥709 million ($6,008 thousand) in liabilities, respectively and changes in the fair values as of March 31, 2002 and 2003 amounted to ¥421 million and ¥196 million ($1,661 thousand), respectively were recorded in earnings and classified in other income (expenses).

(c) Interest rate risk management

The Company and its consolidated subsidiaries execute financing and investing activities through its financial subsidiary, Euro Makita Corporation B.V. ("EMC"). To manage the variability in the fair values of long-term indebtedness and investment securities caused by fluctuations in interest rates, EMC enters into interest rate swaps for the purpose of fair value hedge.

As of March 31, 2002 and 2003, EMC had interest rate swaps with a fair value of ¥708 million and ¥587 million ($4,975 thousand), respectively which have been designated as fair value hedges of underlying long-term indebtedness with fixed interest rates and recorded as current assets. Changes in fair values of both the hedging interest rate swaps and the underlying long-term indebtedness were recorded as equal and offsetting gains and losses in other income (expenses). There was no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2002 and 2003, as the critical terms of the interest rate swaps match the terms of the hedged long-term indebtedness.

As of March 31, 2002 and 2003, EMC also had interest rate swaps with a fair value of ¥38 million and ¥33 million ($280 thousand), respectively which have been designated as fair value hedges of underlying investment securities with fixed interest rates and recorded as current liabilities. As the interest rate swaps do not meet hedge accounting criteria, changes in fair value of the hedging interest rate swaps amounted to ¥ 38 million and ¥ 6 million ($51 thousand) were recorded in earnings and classified in other income (expenses) for the year ended March 31, 2002 and 2003, respectively.

15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

(a) Cash and Cash Equivalents, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, and Other Accrued Expenses

The carrying amount approximates fair value because of the short or undefined maturities of those instruments.

(b) Time Deposits

The fair value is estimated by discounting the future cash flows using the current rates that the Company and its consolidated subsidiaries would be offered for deposits with similar terms and remaining maturities.

(c) Marketable Securities and Investment Securities

The fair value of marketable securities is estimated based on quoted market prices. For other investments for which there are no quoted market prices, amounted to ¥ 608 million ($5,153 thousand) a reasonable estimation of fair value could not be made without incurring excessive cost.

(d) Long-term Indebtedness

The fair value of long-term indebtedness is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(e) Club Members' Deposits

The fair value of club members' deposits is based on the latest actual transaction price.

(f) Interest Rate Swap Agreements

The fair values of interest rate swap agreements are based on the estimated amount that the Company

and its consolidated subsidiaries would receive or pay to terminate the swap agreements.

(g) Other Derivative Financial Instruments

The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen (millions)				U.S. Dollars (thousands)	
	2002		2003		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Time deposits	¥ 4,572	¥ 4,604	¥ 4,520	¥ 4,550	$ 38,305	$ 38,559
Marketable securities	43,091	43,091	39,193	39,193	332,144	332,144
Investment securities	15,483	15,483	19,342	19,342	163,915	163,915
Long-term indebtedness	(20,102)	(20,232)	(19,843)	(20,116)	(168,161)	(170,475)
Club members' deposits	(16,628)	(9,427)	(14,207)	(6,288)	(120,398)	(53,288)
Interest rate swap agreements:						
Assets	708	708	587	587	4,975	4,975
Interest rate swap agreements:						
Liabilities	(38)	(38)	(33)	(33)	(280)	(280)
Foreign currency contracts:						
Assets	3	3	4	4	34	34
Foreign currency contracts:						
Liabilities	(244)	(244)	(92)	(92)	(780)	(780)
Currency swaps:						
Assets	–	–	4	4	34	34
Currency swaps:						
Liabilities	(617)	(617)	(606)	(606)	(5,136)	(5,136)
Currency option contracts:						
Assets	3	3	19	19	161	161
Currency option contracts:						
Liabilities	(23)	(23)	(11)	(11)	(93)	(93)

(h) Limitation

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The Company's senior management utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2003, the Company's operating structure included the following operating segments: Japan Group, North America Group, Europe Group, Southeast Asia Group, and Other Group.

Segment Products and Services

The Company and its consolidated subsidiaries are manufacturers and wholesalers of electric power tools and other tools. The operating segments derive substantially all their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2001

	Yen (millions)							
	Japan	North America	Europe	Southeast Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 49,524	¥ 42,874	¥ 42,627	¥ 6,576	¥ 14,713	¥ 156,314	¥ –	¥ 156,314
Intersegment	48,223	2,382	4,297	15,391	111	70,404	(70,404)	–
Total	¥ 97,747	¥ 45,256	¥ 46,924	¥ 21,967	¥ 14,824	¥ 226,718	¥ (70,404)	¥ 156,314
Operating expenses	¥ 90,789	¥ 47,464	¥ 44,490	¥ 20,314	¥ 14,666	¥ 217,723	¥ (68,502)	¥ 149,221
Operating income	6,958	(2,208)	2,434	1,653	158	8,995	(1,902)	7,093
Long-lived assets	56,866	8,556	7,056	7,466	1,526	81,470	(538)	80,932
Identifiable assets	242,085	54,692	53,218	23,862	14,312	388,169	(94,174)	293,995
Depreciation and amortization	5,780	1,584	976	709	177	9,226	(59)	9,167
Capital expenditures	4,847	1,627	882	1,071	178	8,605	(47)	8,558

Year ended March 31, 2002

	Yen (millions)							
	Japan	North America	Europe	Southeast Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 46,029	¥ 48,826	¥ 48,738	¥ 6,659	¥ 15,917	¥ 166,169	¥ –	¥ 166,169
Intersegment	44,065	1,584	4,071	16,524	91	66,335	(66,335)	–
Total	¥ 90,094	¥ 50,410	¥ 52,809	¥ 23,183	¥ 16,008	¥ 232,504	¥ (66,335)	¥ 166,169
Operating expenses	¥ 83,458	¥ 54,150	¥ 50,682	¥ 21,043	¥ 15,927	¥ 225,260	¥ (64,964)	¥ 160,926
Operating income	6,636	(3,740)	2,127	2,140	81	7,244	(1,371)	5,873
Long-lived assets	54,466	7,920	7,430	8,274	1,540	79,630	(625)	79,005
Identifiable assets	239,891	50,059	63,163	26,972	15,162	395,247	(110,109)	285,138
Depreciation and amortization	5,807	1,819	1,075	910	197	9,808	(54)	9,754
Capital expenditures	2,823	827	1,029	1,210	116	6,005	(47)	5,958

Year ended March 31, 2003

	Yen (millions)							
	Japan	North America	Europe	Southeast Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 46,896	¥ 45,807	¥ 57,995	¥ 7,013	¥ 17,892	¥ 175,603	¥ –	¥ 175,603
Intersegment	39,943	3,898	5,227	18,775	82	67,925	(67,925)	–
Total	¥ 86,839	¥ 49,705	¥ 63,222	¥ 25,788	¥ 17,974	¥ 243,528	¥ (67,925)	¥ 175,603
Operating expenses	¥ 82,913	¥ 49,436	¥ 59,343	¥ 23,388	¥ 17,316	¥ 232,396	¥ (69,261)	¥ 163,135
Operating income	3,926	269	3,879	2,400	658	11,132	1,336	12,468
Long-lived assets	49,082	5,969	7,633	7,130	1,186	71,000	(594)	70,406
Identifiable assets	233,165	37,757	67,454	27,424	14,514	380,314	(101,714)	278,600
Depreciation and amortization	6,014	1,571	1,125	932	149	9,791	(51)	9,740
Capital expenditures	3,160	394	1,287	754	149	5,744	(53)	5,691

Year ended March 31, 2003

	U.S. Dollars (thousands)							
	Japan	North America	Europe	Southeast Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	$ 397,424	$ 388,195	$ 491,483	$ 59,432	$ 151,627	$1,488,161	$ –	$1,488,161
Intersegment	338,500	33,034	44,297	159,110	695	575,636	(575,636)	–
Total	$ 735,924	$ 421,229	$ 535,780	$ 218,542	$ 152,322	$2,063,797	$ (575,636)	$1,488,161
Operating expenses	$ 702,653	$ 418,949	$ 502,907	$ 198,203	$ 146,746	$1,969,458	$ (586,958)	$1,382,500
Operating income	33,271	2,280	32,873	20,339	5,576	94,339	11,322	105,661
Long-lived assets	415,949	50,585	64,686	60,424	10,051	601,695	(5,034)	596,661
Identifiable assets	1,975,975	319,974	571,644	232,407	123,000	3,223,000	(861,983)	2,361,017
Depreciation and amortization	50,966	13,313	9,534	7,898	1,263	82,974	(432)	82,542
Capital expenditures	26,779	3,339	10,907	6,390	1,263	48,678	(449)	48,229

Long-lived assets shown above consist of property, plant and equipment, security deposits and other intangible assets and other.

Transfers between segments are made at estimated arm's-length prices. No single external customer accounted for 10% or more of the Company and its consolidated subsidiaries' revenues for each of the years ended March 31, 2001, 2002 and 2003.

Independent Auditors' Report

To the Shareholders and the Board of Directors
of Makita Corporation:

We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2003, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for certain incentive payments made to vendors on a retroactive basis as required by Emerging Issues Task Force Issue No. 01-09. Also as discussed in Note 3, the Company changed its method of accounting for derivative instruments and hedging activities effective April 1, 2001.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG

Tokyo, Japan
April 24, 2003

Board of Directors

PRESIDENT AND REPRESENTATIVE DIRECTOR

Masahiko Goto

MANAGING DIRECTOR

Masami Tsuruta

DIRECTORS

Yasuhiko Kanzaki

Kenichiro Nakai

Tadayoshi Torii

Tomoyasu Kato

Kazuya Nakamura

Masahiro Yamaguchi

Shiro Hori

Tadashi Asanuma

Hisayoshi Niwa

Zenji Mashiko

STANDING STATUTORY AUDITORS

Ryota Ichikawa

Kenichi Ikeda

STATUTORY AUDITORS

Keiichi Usui*

Shoichi Hase*

*Outside Auditors

(As of June 27, 2003)

Corporate Data

MAKITA CORPORATION

Head Office
3-11-8, Sumiyoshi-cho,
Anjo, Aichi 446-8502, Japan
Phone: (0566) 98-1711
Fax: (0566) 98-6021

Okazaki Plant
22-1, Watarijima, Nemunoki-cho,
Okazaki, Aichi 444-0232
Phone: (0564) 43-3111

Tokyo Branch Office
3-5-3, Hongo, Bunkyo-ku,
Tokyo 113-0033
Phone: (03) 3816-1141
Fax: (03) 3813-1633

Nagoya Branch Office
4-12-5, Meiekiminami,
Nakamura-ku, Nagoya 450-0003
Phone: (052) 571-6451
Fax: (052) 581-5434

Osaka Branch Office
1-26-8, Tenma, Kita-ku,
Osaka 530-0043
Phone: (06) 6351-8771
Fax: (06) 6352-4607

Domestic Sales Offices
Sapporo, Sendai, Niigata, Utsunomiya, Saitama, Chiba, Yokohama, Shizuoka, Gifu, Kanazawa, Kyoto, Hyogo, Hiroshima, Takamatsu, Fukuoka, Kumamoto, and other major cities

Date of Founding
March 21, 1915

Paid-in Capital
¥23,803 million

Number of Shares Outstanding
153,006,992 shares

Independent Public Accountants
KPMG

Common Stock Listings
Domestic
Tokyo and Nagoya stock exchanges
Overseas
Euronext Amsterdam

Transfer Agent of Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1, Shiba, Minato-ku,
Tokyo 105-8574, Japan

American Depositary Receipts
NASDAQ System
Symbol: MKTAY
CUSIP: 560877300

MKTA NASDAQ LISTED

Depositary, Transfer Agent, and Registrar for American Depositary Receipts
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Phone: (212) 815-2042
U.S. toll free: (888) 269-2377
http://www.adrbny.com/

Web Site
http://www.makita.co.jp/

(As of March 31, 2003)

This annual report is printed on recycled paper.

Makita Corporation
3-11-8, Sumiyoshi-cho,
Anjo, Aichi 446-8502, Japan

Printed in Japan